SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For The Quarterly Period Ended JUNE 30, 2001
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For The Transition Period from _____ to _____

Commission File Number	Registrant, State of Incorporation Address, and Telephone Number	I.R. S. Employer Identification No.
1-3525	AMERICAN ELECTRIC POWER COMPANY, INC. (A New York Corporation) 1 Riverside Plaza, Columbus, Ohio 43215 Telephone (614) 223-1000	13-4922640
0-18135	AEP GENERATING COMPANY (An Ohio Corporation) 1 Riverside Plaza, Columbus, Ohio 43215 Telephone (614) 223-1000	31-1033833
1-3457	APPALACHIAN POWER COMPANY (A Virginia Corporation) 40 Franklin Road, Roanoke, Virginia 24011 Telephone (540) 985-2300	54-0124790
0-346	CENTRAL POWER AND LIGHT COMPANY (A Texas Corporation) 539 North Carancahua Street, Corpus Christi, Texas 78401-2802 Telephone (361) 881-5300	74-0550600
1-2680	COLUMBUS SOUTHERN POWER COMPANY (An Ohio Corporation) 1 Riverside Plaza, Columbus, Ohio 43215 Telephone (614) 223-1000	31-4154203
1-3570	INDIANA MICHIGAN POWER COMPANY (An Indiana Corporation) One Summit Square P.O. Box 60, Fort Wayne, Indiana 46801 Telephone (219) 425-2111	35-0410455
1-6858	KENTUCKY POWER COMPANY (A Kentucky Corporation) 1701 Central Avenue, Ashland, Kentucky 41101 Telephone (800) 572-1141	61-0247775
1-6543	OHIO POWER COMPANY (An Ohio Corporation) 301 Cleveland Avenue S.W., Canton, Ohio 44701 Telephone (330) 456-8173	31-4271000
0-343	PUBLIC SERVICE COMPANY OF OKLAHOMA (An Oklahoma Corporation) 212 East 6th Street, Tulsa, Oklahoma 74119-1212 Telephone (918) 599-2000	73-0410895
1-3146	SOUTHWESTERN ELECTRIC POWER COMPANY (A Delaware Corporation) 428 Travis Street, Shreveport, Louisiana 71156-0001 Telephone (318) 673-3000	72-0323455
0-340	WEST TEXAS UTILITIES COMPANY (A Texas Corporation) 301 Cypress Street, Abilene, Texas 79601-5820 Telephone (915) 674-7000	75-0646790

AEP Generating Company, Columbus Southern Power Company, Kentucky Power Company, Public Service Company of Oklahoma and West Texas Utilities Company meet the conditions set forth in General Instruction H(1)(a) and (b) of Form 10-Q and are therefore filing this Form 10-Q with the reduced disclosure format specified in General Instruction H(2) to Form 10-Q.

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.

Yes X   No __

The number of shares outstanding of American Electric Power Company, Inc. Common Stock, par value $6.50, at July 31, 2001 was 322,201,830.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES

FORM 10-Q

For The Quarter Ended June 30, 2001
CONTENTS

	Page
Glossary of Terms	i – iii
Forward-Looking Information	iv

Part I. FINANCIAL INFORMATION
 Items 1 and 2 Financial Statements and Management's Discussion
   and Analysis of Results of Operations:

American Electric Power Company, Inc. and Subsidiary Companies:	
Management's Discussion and Analysis of Results of Operations	A-1 – A-2
Consolidated Financial Statements	A-3 – A-7
AEP Generating Company:	
Management's Narrative Analysis of Results of Operations	B-1
Financial Statements	B-2 – B-5
Appalachian Power Company, Inc. and Subsidiaries:	
Management's Discussion and Analysis of Results of Operations	C-1 – C-2
Consolidated Financial Statements	C-3 – C-7
Central Power and Light Company and Subsidiary:	
Management's Discussion and Analysis of Results of Operations	D-1 – D-2
Consolidated Financial Statements	D-3 – D-6
Columbus Southern Power Company and Subsidiaries:	
Management's Narrative Analysis of Results of Operations	E-1 – E-2
Consolidated Financial Statements	E-3 – E-6
Indiana Michigan Power Company and Subsidiaries:	
Management's Discussion and Analysis of Results of Operations	F-1 – F-2
Consolidated Financial Statements	F-3 – F-7
Kentucky Power Company	
Management's Narrative Analysis of Results of Operations	G-1 – G-2
Financial Statements	G-3 – G-7
Ohio Power Company and Subsidiaries:	
Management's Discussion and Analysis of Results of Operations	H-1 – H-2
Consolidated Financial Statements	H-3 – H-7
Public Service Company of Oklahoma and Subsidiaries:	
Management's Narrative Analysis of Results of Operations	I-1 – I-2
Consolidated Financial Statements	I-3 – I-6
Southwestern Electric Power Company and Subsidiaries:	
Management's Discussion and Analysis of Results of Operations	J-1 – J-2
Consolidated Financial Statements	J-3 – J-6
West Texas Utilities Company:	
Management's Narrative Analysis of Results of Operations	K-1 – K-2
Financial Statements	K-3 – K-6

Footnotes to Financial Statements   L-1 – L-12

Item 2.   Registrants' Combined Management Discussion and Analysis of
     Financial Condition, Contingencies and Other Matters   M-1 – M-8
Item 3.   Quantitative and Qualitative Disclosures About Market Risk   N-1 – N-2

Part II.   OTHER INFORMATION
Item 1.   Legal Proceedings   O-1
Item 4.   Submission of Matters to a Vote of Security Holders   O-1 – O-3
Item 5.   Other Information   O-3
Item 6.   Exhibits and Reports on Form 8-K   O-4
    (a) Exhibits
      Exhibit 12
    (b) Reports on Form 8-K

SIGNATURE   P-1

This combined Form 10-Q is separately filed by American Electric Power Company, Inc., AEP Generating Company, Appalachian Power Company, Central Power and Light Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Ohio Power Company, Public Service Company of Oklahoma, Southwestern Electric Power Company and West Texas Utilities Company. Information contained herein relating to any individual registrant is filed by such registrant on its own behalf. Each registrant makes no representation as to information relating to the other registrants.

GLOSSARY OF TERMS

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

Term	Meaning
2004 True-up Proceeding	A filing to be made after January 10, 2004 under the Texas Legislation to finalize the amount of stranded costs and the recovery of such costs.
AEGCo	AEP Generating Company, an electric utility subsidiary of AEP.
AEP	American Electric Power Company, Inc.
AEP Consolidated	AEP and its majority owned subsidiaries consolidated.
AEP Credit.	AEP Credit, Inc., a subsidiary of AEP which factors accounts receivable and accrued utility revenues for affiliated and unaffiliated domestic electric utility companies.
AEP East electric operating companies	APCo, CSPCo, I&M, KPCo and OPCo.
AEPR	AEP Resources, Inc.
AEP System or the System	The American Electric Power System, an integrated electric utility system, owned and operated by AEP's electric utility subsidiaries.
AEPSC	American Electric Power Service Corporation, a service subsidiary providing management and professional services to AEP and its subsidiaries.
AEP Power Pool	AEP System Power Pool. Members are APCo, CSPCo, I&M, KPCo and OPCo. The Pool shares the generation, cost of generation and resultant wholesale system sales of the member companies.
AEP West electric operating companies	CPL, PSO, SWEPCo and WTU.
AFUDC	Allowance for funds used during construction, a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of domestic regulated electric utility plant.
Alliance RTO	Alliance Regional Transmission Organization, an ISO formed by AEP and four unaffiliated utilities.
Amos Plant	John E. Amos Plant, a 2,900 MW generation station jointly owned and operated by APCo and OPCo.
APCo	Appalachian Power Company, an AEP electric utility subsidiary.
Arkansas Commission	Arkansas Public Service Commission.
Buckeye	Buckeye Power, Inc., an unaffiliated corporation.
CLECO	Central Louisiana Electric Company, Inc., an unaffiliated corporation.
COLI	Corporate owned life insurance program.
Cook Plant	The Donald C. Cook Nuclear Plant, a two-unit, 2,110 MW nuclear plant owned by I&M.
CPL	Central Power and Light Company, an AEP electric utility subsidiary.
CSPCo	Columbus Southern Power Company, an AEP electric utility subsidiary.
CSW	Central and South West Corporation, a subsidiary of AEP.
CSW Energy.	CSW Energy, Inc., an AEP subsidiary which invests in energy projects and builds power plants.
CSW International	CSW International, Inc., an AEP subsidiary which invests in energy projects and entities outside the United States.
D.C. Circuit Court	The United States Court of Appeals for the District of Columbia Circuit.
DHMV	Dolet Hills Mining Venture.
DOE	United States Department of Energy.
ECOM	Excess Cost Over Market.
ENEC	Expanded Net Energy Costs.
EITF	The Financial Accounting Standards Board's Emerging Issues Task Force.
ERCOT	The Electric Reliability Council of Texas.
EWGs	Exempt Wholesale Generators.
FASB	Financial Accounting Standards Board.
Federal EPA	United States Environmental Protection Agency.
FERC	Federal Energy Regulatory Commission.
FMB	First Mortgage Bond.
FUCOs	Foreign Utility Companies.

GAAP	Generally Accepted Accounting Principles.
HPL	Houston Pipe Line Company.
I&M	Indiana Michigan Power Company, an AEP electric utility subsidiary.
IPC	Installment Purchase Contract.
IRS	Internal Revenue Service.
IURC	Indiana Utility Regulatory Commission.
ISO	Independent system operator.
Joint Stipulation	Joint Stipulation and Agreement for Settlement of APCo's WV rate proceeding.
KPCo	Kentucky Power Company, an AEP electric utility subsidiary.
KPSC	Kentucky Public Service Commission.
KWH	Kilowatthour.
LIG	Louisiana Intrastate Gas.
Michigan Legislation	The Customer Choice and Electricity Reliability Act, a Michigan law which provides for customer choice of electricity supplier.
Midwest ISO	An independent operator of transmission assets in the Midwest.
MLR	Member load ratio, the method used to allocate AEP Power Pool transactions to its members.
Money Pool	AEP System's Money Pool.
MPSC	Michigan Public Service Commission.
MTN	Medium Term Notes.
MW	Megawatt.
MWH	Megawatthour.
NEIL	Nuclear Electric Insurance Limited.
Nox	Nitrogen oxide.
Nox Rule	A final rules issued by Federal EPA which requires NOx reductions in 22 eastern states including seven of the states in which AEP companies operates.
NP	Notes Payable.
NRC	Nuclear Regulatory Commission.
Ohio Act	The Ohio Electric Restructuring Act of 1999.
Ohio EPA	Ohio Environmental Protection Agency.
OPCo	Ohio Power Company, an AEP electric utility subsidiary.
OVEC	Ohio Valley Electric Corporation, an electric utility company in which AEP and CSPCo own a 44.2% equity interest.
PCBs	Polychlorinated Biphenyls.
PJM	Pennsylvania – New Jersey – Maryland regional transmission organization.
PRP	Potentially Responsible Party.
PSO	Public Service Company of Oklahoma, an AEP electric utility subsidiary.
PUCO	The Public Utilities Commission of Ohio.
PUCT	The Public Utility Commission of Texas.
PUHCA	Public Utility Holding Company Act of 1935, as amended.
PURPA	The Public Utility Regulatory Policies Act of 1978.
RCRA	Resource Conservation and Recovery Act of 1976, as amended.
Registrant Subsidiaries	AEP subsidiaries who are SEC registrants; AEGCo, APCo, CPL, CSPCo, I&M, KPCo, OPCo, PSO, SWEPCo and WTU.
Rockport Plant	A generating plant, consisting of two 1,300 MW coal-fired generating units near Rockport, Indiana owned by AEGCo and I&M.
RTO	Regional Transmission Organization.
SEC	Securities and Exchange Commission.
SFAS	Statement of Financial Accounting Standards issued by the Financial Accounting Standards Board.
SFAS 71	Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation.
SFAS 101	Statement of Financial Accounting Standards No. 101, Accounting for the Discontinuance of Application of Statement 71.

SFAS 121	Statement of Financial Accounting Standards No. 121, <u>Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.</u>
SFAS 133	Statement of Financial Accounting Standards No. 133, <u>Accounting for Derivative Instruments and Hedging Activities.</u>
SNF	Spent Nuclear Fuel.
SPP	Southwest Power Pool.
STP	South Texas Project Nuclear Generating Plant, owned 25.2% by Central Power and Light Company, an AEP electric utility subsidiary .
STPNOC	South Texas Project Nuclear Operating Company, a non-profit Texas corporation which operates STP on behalf of its joint owners including CPL.
Superfund	The Comprehensive Environmental, Response, Compensation and Liability Act.
SWEPCo	Southwestern Electric Power Company, an AEP electric utility subsidiary.
Texas Appeals Court	The Third District of Texas Court of Appeals.
Texas Restructuring Legislation	Legislation enacted in 1999 to restructure the electric utility industry in Texas.
Travis District Court	State District Court of Travis County, Texas.
TVA	Tennessee Valley Authority.
U.K.	The United Kingdom.
UN	Unsecured Note.
VaR	Value at Risk, a method to quantify risk exposure.
Virginia SCC	Virginia State Corporation Commission.
WV	West Virginia.
WVPSC	Public Service Commission of West Virginia.
WPCo	Wheeling Power Company, an AEP electric distribution subsidiary.
WTU	West Texas Utilities Company, an AEP electric utility subsidiary.
Yorkshire	Yorkshire Electricity Group plc, a U.K. regional electricity company owned jointly by AEP and New Century Energies.
Zimmer Plant	William H. Zimmer Generating Station, a 1,300 MW coal-fired unit owned 25.4% by Columbus Southern Power Company, an AEP subsidiary.

FORWARD-LOOKING INFORMATION

This report made by AEP and certain of its subsidiaries contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Although AEP and each of its subsidiaries believe that their expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. Among the factors that could cause actual results to differ materially from those in the forward-looking statements are:

- Electric load and customer growth.
- Abnormal weather conditions.
- Available sources and costs of fuels.
- Availability of generating capacity.
- The speed and degree to which competition is introduced to our power generation business.
- The structure and timing of a competitive market and its impact on energy prices or fixed rates.
- The ability to recover stranded costs in connection with possible/proposed deregulation of generation.
- New legislation and government regulations.
- The ability of AEP to successfully control its costs.
- The success of new business ventures.
- International developments affecting AEP's foreign investments.
- The economic climate and growth in AEP's service territory.
- Inflationary trends.
- Electricity and gas market prices.
- Interest rates
- Other risks and unforeseen events.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
<u>MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS</u>

SECOND QUARTER 2001 vs. SECOND QUARTER 2000
AND
<u>YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000</u>

Net income increased by $241 million or 75 cents per share for the quarter and by $367 million or $1.13 per share year-to-date predominately due to strong performance from the wholesale business. Benefiting from an increased contribution from wholesale natural gas trading activities and the favorable impact of the return to service of the Cook Plant, the earnings from our wholesale business increased 116 percent over the same quarter last year. The effects of deregulation resulted in a $57 million unfavorable variance between periods from extraordinary items, and this factor partially offsets our improved wholesale business results.

Income statement line items which changed significantly were:

	Increase (Decrease)			
	Second Quarter		Year-to-Date	
	(in millions)	%	(in millions)	%
Revenues	$6,391	78	$14,439	101
Fuel and Purchase Power Expense	6,049	96	13,804	129
Maintenance and Other Operation Expense	89	10	191	11
Writeoff of Merger-Related Costs	(154)	(96)	(149)	(93)
Other Income (Loss), net	27	N.M.	89	241
Interest and Preferred Dividends	(28)	(10)	(12)	(2)
Income Taxes	121	233	214	166
Extraordinary Items	(57)	N.M.	(57)	N.M.

N.M. = Not Meaningful

The increase in revenues was due to a substantial increase in electric and gas trading volumes and wholesale energy sales. Wholesale natural gas trading volume for the quarter was 774 billion cubic feet, a 178 percent increase from second-quarter 2000 volume of 278 million cubic feet. Electric trading volume for the quarter increased 16 percent to 121 million MWH and the average price per KWH increased 35%. In the first half of 2001, the average price per KWH sold and purchased moved upward reflecting market conditions during a period of high volatility in prices, especially natural gas. The increase in electric trading volume is primarily from:

- continued expansion of our trading team
- increased liquidity in the markets where we trade

The increase in gas trading volume is from:

- continued expansion of our trading team
- HPL acquisition on June 1, 2001
- expansion into markets where we have not traded historically

Our fuel and purchased power expense increased due to increased trading volume, particularly gas, and an increase in generation. Our generation increased 3% in 2001 due mainly to the return to service in June 2000 and December 2000 of Cook Plant's two generating units.

Our maintenance and other operation expense increased largely as a result of additional traders' incentive compensation and costs associated with the development of gas-fired plants. This increase was offset, in part, by no longer incurring expenditures to prepare the Cook Plant units for restart following an extended outage. Revenues from project fees offset the charges for development costs thus not adversely affecting net income.

The write-off of deferred merger costs in 2000 included transaction and transition costs not recoverable from ratepayers under regulatory commission approved settlement agreements.

In March 2001, we completed the sale of Frontera, one of the generating plants required to be divested under FERC – approved merger settlement agreements. The sale resulted in a $73 million gain recorded in other income for the year-to-date period.

Our interest and preferred dividends decreased primarily because of lower average outstanding short-term debt balances and a decrease in average short-term interest rates.

Our income taxes increased due to an increase in pre-tax income.

In the second quarter of 2001 we recorded an extraordinary loss for $48 million net of tax to write-off stranded prepaid Ohio excise taxes (See Note 2). We discontinued the application of regulatory accounting for generation in Virginia and West Virginia during the second quarter of 2000 which resulted in an after tax extraordinary gain of $9 million in 2000.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
REVENUES	$14,528	$8,137	$28,693	$14,254
EXPENSES:				
Fuel and Purchased Power	12,367	6,318	24,469	10,665
Maintenance and Other Operation	959	870	1,912	1,721
Non-recoverable Merger Costs	7	161	12	161
Depreciation and Amortization	354	305	690	625
Taxes Other Than Income Taxes	169	175	337	346
TOTAL EXPENSES	13,856	7,829	27,420	13,518
OPERATING INCOME	672	308	1,273	736
OTHER INCOME (LOSS), net	22	(5)	126	37
INCOME BEFORE INTEREST, PREFERRED DIVIDENDS AND INCOME TAXES	694	303	1,399	773
INTEREST AND PREFERRED DIVIDENDS	241	269	510	522
INCOME BEFORE INCOME TAXES	453	34	889	251
INCOME TAXES	173	52	343	129
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	280	(18)	546	122
EXTRAORDINARY GAIN (LOSS):				
EFFECTS OF DEREGULATION	(48)	9	(48)	9
NET INCOME (LOSS)	$ 232	$ (9)	$ 498	$ 131
AVERAGE NUMBER OF SHARES OUTSTANDING	322	322	322	322
EARNINGS (LOSS) PER SHARE:				
Income (Loss) Before Extraordinary Item	$ 0.87	$(0.06)	$ 1.69	$0.38
Extraordinary Gain (Loss)	(0.15)	0.03	(0.15)	0.03
Earnings (Loss) Per Share (Basic and Dilutive)	$0.72	$(0.03)	$1.54	$0.41
CASH DIVIDENDS PAID PER SHARE	$0.60	$0.60	$1.20	$1.20

See Notes to Financial Statements beginning on page L-1.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in millions)	
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 212	$ 437
Accounts Receivable (net)	2,532	3,699
Energy Trading Contracts	11,720	16,627
Other	1,688	1,268
TOTAL CURRENT ASSETS	16,152	22,031
PROPERTY, PLANT AND EQUIPMENT:		
Electric:		
Production	16,553	16,328
Transmission	6,145	5,609
Distribution	10,973	10,843
Other (including gas and coal mining assets and nuclear fuel)	4,192	4,077
Construction Work in Progress	988	1,231
Total Property, Plant and Equipment	38,851	38,088
Accumulated Depreciation and Amortization	15,984	15,695
NET PROPERTY, PLANT AND EQUIPMENT	22,867	22,393
REGULATORY ASSETS	3,716	3,698
INVESTMENTS IN POWER AND COMMUNICATIONS PROJECTS	521	782
GOODWILL (net of amortization)	1,300	1,382
LONG-TERM ENERGY TRADING CONTRACTS	3,166	1,620
OTHER ASSETS	2,505	2,642
TOTAL	$50,227	$54,548

See Notes to Financial Statements beginning on page L-1.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in millions)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$ 1,252	$ 2,627
Short-term Debt	4,055	4,333
Long-term Debt Due Within One Year	1,024	1,152
Energy Trading Contracts	11,394	16,801
Other	1,925	2,154
TOTAL CURRENT LIABILITIES	19,650	27,067
LONG-TERM DEBT	10,609	9,602
CERTAIN SUBSIDIARY OBLIGATED, MANDATORILY REDEEMABLE, PREFERRED SECURITIES OF SUBSIDIARY TRUSTS HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF SUCH SUBSIDIARIES	322	334
DEFERRED INCOME TAXES	4,914	4,875
DEFERRED INVESTMENT TAX CREDITS	510	528
DEFERRED GAIN ON SALE AND LEASEBACK – ROCKPORT PLANT UNIT 2	199	203
LONG-TERM ENERGY TRADING CONTRACTS	2,965	1,381
DEFERRED CREDITS AND REGULATORY LIABILITIES	986	637
OTHER NONCURRENT LIABILITIES	1,763	1,706
CUMULATIVE PREFERRED STOCKS OF SUBSIDIARIES	161	161
CONTINGENCIES (Note 8)		
COMMON SHAREHOLDERS' EQUITY		
Common Stock-Par Value $6.50:		
2001 / 2000		
Shares Authorized. . . . . 600,000,000 / 600,000,000		
Shares Issued. . . . . 331,201,100 / 331,019,146		
(8,999,992 shares were held in treasury at June 30, 2001 and December 31, 2000)	2,153	2,152
Paid-in Capital	2,916	2,915
Accumulated Other Comprehensive Income (Loss)	(131)	(103)
Retained Earnings	3,210	3,090
TOTAL COMMON SHAREHOLDERS' EQUITY	8,148	8,054
TOTAL	$50,227	$54,548

See Notes to Financial Statements beginning on page L-1.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,	
	2001	2000
	(in millions)	
OPERATING ACTIVITIES:		
Net Income	$ 498	$ 131
Adjustments for Noncash Items:		
Depreciation and Amortization	709	666
Deferred Federal Income Taxes	19	19
Deferred Investment Tax Credits	(17)	(17)
Amortization of Deferred Property Taxes	82	79
Amortization of Cook Plant Restart Costs	20	20
Deferred Costs Under Fuel Clause Mechanisms	50	(164)
Extraordinary Gain (Loss) - Effects of Deregulation	48	(9)
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable (net)	1,154	(475)
Fuel, Materials and Supplies	(108)	73
Accrued Utility Revenues	(84)	(108)
Accounts Payable	(1,643)	311
Taxes Accrued	39	(205)
Customer Deposits	(39)	7
Other (net)	(89)	41
Net Cash Flows From Operating Activities	639	369
INVESTING ACTIVITIES:		
Construction Expenditures	(819)	(808)
Purchase of Houston Pipe Line	(727)	-
Sale of Yorkshire	383	-
Sale of Frontera	265	-
Other	(276)	(60)
Net Cash Flows Used For Investing Activities	(1,174)	(868)
FINANCING ACTIVITIES:		
Issuance of Common Stock	9	12
Issuance of Long-term Debt	1,388	751
Change in Short-term Debt (net)	(233)	1,104
Retirement of Long-term Debt	(463)	(1,239)
Dividends Paid on Common Stock	(387)	(419)
Net Cash Flows From Financing Activities	314	209
Effect of Exchange Rate Change on Cash	(4)	(7)
Net Decrease in Cash and Cash Equivalents	(225)	(297)
Cash and Cash Equivalents at Beginning of Period	437	609
Cash and Cash Equivalents at End of Period	$ 212	$ 312

Supplemental Disclosure:
Cash paid for interest net of capitalized amounts was $342 million and $471 million and for income taxes was $107 million and $206 million in 2001 and 2000, respectively. Noncash acquisitions under capital leases were $21 million and $50 million in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(UNAUDITED)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(in millions)		
JANUARY 1, 2000	$2,149	$2,898	$3,630	$ (4)	$8,673
Issuance of Common Stock	2	10			12
Common Stock Dividends			(419)		(419)
Other		(46)			(46)
					8,220
Comprehensive Income:					
Other Comprehensive Income, Net of Taxes					
Currency Translation Adjustment				(115)	(115)
Unrealized Loss on Securities				20	20
Minimum Pension Liability				(2)	(2)
Net Income			131		131
Total Comprehensive Income					34
JUNE 30, 2000	$2,151	$2,862	$3,342	$(101)	$8,254
JANUARY 1, 2001	$2,152	$2,915	$3,090	$(103)	$8,054
Issuance of Common Stock	1	8			9
Common Stock Dividends			(387)		(387)
Other		(7)	9		2
					7,678
Comprehensive Income:					
Other Comprehensive Income, Net of Taxes					
Currency Translation Adjustment				(53)	(53)
Unrealized Gain on Hedged Derivatives				31	31
Minimum Pension Liability				(6)	(6)
Net Income			498		498
Total Comprehensive Income					470
JUNE 30, 2001	$2,153	$2,916	$3,210	$(131)	$8,148

See Notes to Financial Statements beginning on page L-1.

AEP GENERATING COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

SECOND QUARTER 2001 vs. SECOND QUARTER 2000
AND
YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000

Operating revenues are derived from the sale of Rockport Plant energy and capacity to two affiliated companies pursuant to FERC approved long-term unit power agreements. The unit power agreements provide for recovery of costs including a FERC approved rate of return on common equity and a return on other capital.

The increase in net income of $0.4 million or 25% for the quarter resulted primarily from an adjustment to the power bills to reflect the resolution of a tax issue. Net income for the year-to-date period declined $0.1 million or 1% primarily as a result of a final true-up billing in January 2000 to an unaffiliated utility whose unit power purchase contract expired on December 31, 1999.

Income statement line items which changed significantly were:

	Increase (Decrease)			
	Second Quarter		Year-to-Date	
	(in millions)	%	(in millions)	%
Operating Revenues	$(4.7)	(8)	$(1.1)	(1)
Fuel Expense	(5.8)	(22)	(2.6)	(5)
Other Operation Expense	0.4	21	0.3	5
Maintenance Expense	0.8	25	0.2	4
Taxes Other Than Federal Income Taxes	(0.5)	(43)	1.5	68
Interest Charges	(0.3)	(29)	(0.4)	(23)

The decrease in operating revenues resulted primarily from a decrease in recoverable expenses especially fuel. The Rockport Plant underwent scheduled maintenance outages in the second quarter of 2001. In 2000, maintenance outages occurred in the first quarter.

Fuel expense decreased due to a decline in generation reflecting the length of outages in the second quarter 2001 and lower average fuel cost.

Other operation and maintenance expense increased due to more extensive outages during the second quarter 2001 for boiler maintenance and repair.

The decline in taxes other than federal income taxes for the quarter resulted from a decrease in an accrual for state taxes as a result of a revised taxable income estimate. Taxes other than federal income taxes for the year-to-date period increased due to the accrual of state income taxes based on an estimate of higher taxable income for 2001.

Reductions in variable interest rates, reflecting market conditions, produced the decrease in interest charges.

AEP GENERATING COMPANY
STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
OPERATING REVENUES	$52,217	$56,928	$112,724	$113,794
OPERATING EXPENSES:				
Fuel	20,261	26,048	47,906	50,483
Rent – Rockport Plant Unit 2	17,070	17,070	34,141	34,141
Other Operation	2,368	1,956	5,326	5,054
Maintenance	3,971	3,166	5,897	5,681
Depreciation	5,602	5,541	11,188	11,046
Taxes Other Than Federal Income Taxes	641	1,124	3,769	2,250
Federal Income Taxes	422	277	808	998
TOTAL OPERATING EXPENSES	50,335	55,182	109,035	109,653
OPERATING INCOME	1,882	1,746	3,689	4,141
NONOPERATING INCOME	887	900	1,749	1,769
INCOME BEFORE INTEREST CHARGES	2,769	2,646	5,438	5,910
INTEREST CHARGES	706	993	1,395	1,812
NET INCOME	$ 2,063	$ 1,653	$ 4,043	$ 4,098

STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
BALANCE AT BEGINNING OF PERIOD	$10,743	$4,183	$ 9,722	$ 3,673
NET INCOME	2,063	1,653	4,043	4,098
CASH DIVIDENDS DECLARED	959	-	1,918	1,935
BALANCE AT END OF PERIOD	$11,847	$5,836	$11,847	$5,836

The common stock of AEGCo is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.

AEP GENERATING COMPANY
BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
ASSETS		
ELECTRIC UTILITY PLANT:		
Production	$636,583	$635,215
General	2,991	2,795
Construction Work in Progress	3,471	4,292
Total Electric Utility Plant	643,045	642,302
Accumulated Depreciation	325,671	315,566
NET ELECTRIC UTILITY PLANT	317,374	326,736
OTHER PROPERTY AND INVESTMENTS	119	6
CURRENT ASSETS:		
Cash and Cash Equivalents	791	2,757
Accounts Receivable:		
Affiliated Companies	17,852	21,374
Miscellaneous	150	2,341
Fuel – at average cost	18,621	11,006
Materials and Supplies – at average cost	4,008	3,979
Prepayments	63	145
TOTAL CURRENT ASSETS	41,485	41,602
REGULATORY ASSETS	5,384	5,504
DEFERRED CHARGES	2,392	754
TOTAL ASSETS	$366,754	$374,602

See Notes to Financial Statements beginning on page L-1.

AEP GENERATING COMPANY
BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common Stock – Par Value $1,000:		
Authorized and Outstanding – 1,000 Shares	$ 1,000	$ 1,000
Paid-in Capital	23,434	23,434
Retained Earnings	11,847	9,722
Total Common Shareowner's Equity	36,281	34,156
Long-term Debt	44,812	-
TOTAL CAPITALIZATION	81,093	34,156
OTHER NONCURRENT LIABILITIES	358	358
CURRENT LIABILITIES:		
Long-term Debt Due Within One Year	-	44,808
Advances from Affiliates	15,165	28,068
Accounts Payable:		
General	9,313	6,109
Affiliated Companies	11,372	7,724
Taxes Accrued	10,826	4,993
Rent Accrued – Rockport Plant Unit 2	4,963	4,963
Other	2,077	4,443
TOTAL CURRENT LIABILITIES	53,716	101,108
DEFERRED GAIN ON SALE AND LEASEBACK – ROCKPORT PLANT UNIT 2	119,403	122,188
REGULATORY LIABILITIES:		
Deferred Investment Tax Credit	58,045	59,718
Amounts Due to Customers for Income Taxes	22,661	23,996
TOTAL REGULATORY LIABILITIES	80,706	83,714
DEFERRED INCOME TAXES	31,328	32,928
DEFERRED CREDITS	150	150
CONTINGENCIES (Note 8)		
TOTAL CAPITALIZATION AND LIABILITIES	$366,754	$374,602

See Notes to Financial Statements beginning on page L-1.

AEP GENERATING COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,	
	2001	2000
	(in thousands)	
OPERATING ACTIVITIES:		
Net Income	$ 4,043	$ 4,098
Adjustments for Noncash Items:		
Depreciation	11,188	11,046
Deferred Federal Income Taxes	(2,935)	(2,769)
Deferred Investment Tax Credits	(1,673)	(1,674)
Amortization of Deferred Gain on Sale and Leaseback – Rockport Plant Unit 2	(2,785)	(2,785)
Deferred Property Taxes	(1,829)	(1,648)
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable	5,713	3,343
Fuel, Materials and Supplies	(7,644)	(1,593)
Accounts Payable	6,852	(15,562)
Taxes Accrued	5,833	2,533
Other (net)	(2,371)	(1,270)
Net Cash Flow From (Used For) Operating Activities	14,392	(6,281)
INVESTING ACTIVITIES – Construction Expenditures	(1,537)	(2,295)
FINANCING ACTIVITIES:		
Return of Capital to Parent Company	-	(2,935)
Change in Short-term Debt (net)	-	(24,700)
Change in Advances from Affiliates (net)	(12,903)	37,870
Dividends Paid	(1,918)	(1,935)
Net Cash Flows From (Used For) Financing Activities	(14,821)	8,300
Net Decrease in Cash and Cash Equivalents	(1,966)	(276)
Cash and Cash Equivalents at Beginning of Period	2,757	317
Cash and Cash Equivalents at End of Period	$ 791	$ 41

Supplemental Disclosure:
Cash paid for interest net of capitalized amounts was $1,143,000 and $1,619,000 and for income taxes was $1,350,000 and $3,129, 000 in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
SECOND QUARTER 2001 vs. SECOND QUARTER 2000

AND

YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000

We have two businesses: wholesale which consists of the generation, marketing and trading of electricity; and energy delivery which consists of transmission and distribution services. We belong to the AEP Power Pool and share in the revenues and costs of wholesale marketing and trading activities conducted on our behalf by the AEP Power Pool.

Net income decreased $2.8 million or 7% for the quarter due to the effect of an extraordinary gain recorded in 2000 for the discontinuance of regulatory accounting partially offset by favorable wholesale business performance. Net income increased $11.4 million or 13% for the year-to-date period primarily due to growth in and strong performance by the wholesale business.

Income statement line items which changed significantly were:

	Increase (Decrease)			
	Second Quarter		Year-to-Date	
	(in millions)	%	(in millions)	%
Operating Revenues	$389	27	$1,341	54
Fuel Expense	(8)	(8)	(11)	(6)
Purchased Power Expense	377	33	1,303	73
Other Operation Expense	6	10	12	10
Maintenance Expense	5	17	10	17
Depreciation and Amortization	5	13	11	14
Nonoperating Income	4	127	9	205
Extraordinary Gain	(9)	N.M.	(9)	N.M.

N.M. = Not Meaningful

The significant increase in revenues is due to increased wholesale electricity prices and trading volume of our wholesale business. Expansion of the wholesale business' trading operation and greater liquidity in the market place resulted in an increase in the number of forward electricity purchase and sales contracts in AEP's traditional marketing area (up to two transmission systems from AEP's service territory). Wholesale trading volume increased 33% for the year-to-date period. The increase in wholesale prices is due to changes in market conditions during a period of high volatility in prices.

Fuel expense of the wholesale business decreased due to a decline in generation as a result of scheduled plant maintenance.

The increase in the wholesale business' purchased power expense is attributable to increases in wholesale electricity prices and trading volume.

Other operation expense increased as a result of power trading incentive compensation expense of the wholesale business and a reduction in transmission equalization credits for the energy delivery business. APCo and certain affiliates share, through the Transmission Agreement, the costs associated with the ownership of the extra-high voltage transmission system and certain facilities at lower voltages based upon each company's peak demand and investment. An increase in APCo's peak demand relative to its affiliates' peak demand was the main reason for the decrease in transmission equalization credits.

The increase in maintenance expense is mainly attributable to increased generating plant boiler maintenance repairs to the wholesale business' Amos, Mountaineer and Glen Lyn Plants.

During June 2000 we discontinued the application of SFAS 71 in the Virginia and West Virginia jurisdictions. Consequently net generation-related regulatory assets were transferred to the energy delivery business' regulated distribution business where the Virginia and West Virginia jurisdictions authorized the recovery of these assets through regulated rates. Depreciation and amortization expense increased due to the accelerated amortization beginning in July 2000 of the transition regulatory assets. Additional investments in the energy delivery business' distribution and transmission plant also contributed to the increase in depreciation and amortization expense.

The increase in nonoperating income was due to an increase in net gains from the wholesale business' trading transactions outside of the AEP System's traditional marketing area and speculative financial transactions (options, futures, swaps).

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
OPERATING REVENUES	$1,849,304	$1,460,774	$3,823,431	$2,482,452
OPERATING EXPENSES:				
Fuel	85,049	92,663	180,525	191,220
Purchased Power	1,513,831	1,137,184	3,099,033	1,795,831
Other Operation	67,948	61,566	133,837	122,207
Maintenance	33,842	28,989	66,851	57,314
Depreciation and Amortization	44,056	38,899	87,773	77,237
Taxes Other Than Federal Income Taxes	29,975	28,817	61,843	59,462
Federal Income Taxes	15,241	14,448	46,055	42,727
TOTAL OPERATING EXPENSES	1,789,942	1,402,566	3,675,917	2,345,998
OPERATING INCOME	59,362	58,208	147,514	136,454
NONOPERATING INCOME	7,772	3,427	12,823	4,208
INCOME BEFORE INTEREST CHARGES	67,134	61,635	160,337	140,662
INTEREST CHARGES	30,715	31,395	62,131	62,758
INCOME BEFORE EXTRAORDINARY ITEM	36,419	30,240	98,206	77,904
EXTRAORDINARY GAIN – DISCONTINUANCE OF SFAS 71 (INCLUSIVE OF TAX BENEFIT OF $7,872,000)	-	8,938	-	8,938
NET INCOME	36,419	39,178	98,206	86,842
PREFERRED STOCK DIVIDEND REQUIREMENTS	503	632	1,006	1,265
EARNINGS APPLICABLE TO COMMON STOCK	$ 35,916	$ 38,546	$ 97,200	$ 85,577

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
NET INCOME	$36,419	$39,178	$98,206	$86,842
OTHER COMPREHENSIVE INCOME (LOSS)				
Foreign Currency Exchange Rate Hedge	(212)	-	(629)	-
COMPREHENSIVE INCOME	$36,207	$39,178	$97,577	$86,842

The common stock of the Company is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
BALANCE AT BEGINNING OF PERIOD	$149,469	$191,232	$120,584	$175,854
NET INCOME	36,419	39,178	98,206	86,842
DEDUCTIONS:				
Cash Dividends Declared:				
Common Stock	32,398	31,653	64,797	63,306
Cumulative Preferred Stock	360	525	721	1,050
Capital Stock Expense	143	106	285	214
BALANCE AT END OF PERIOD	$152,987	$198,126	$152,987	$198,126

The common stock of the Company is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
ASSETS		
ELECTRIC UTILITY PLANT:		
Production	$2,073,004	$2,058,952
Transmission	1,208,519	1,177,079
Distribution	1,850,084	1,816,925
General	261,307	254,371
Construction Work in Progress	101,589	110,951
Total Electric Utility Plant	5,494,503	5,418,278
Accumulated Depreciation and Amortization	2,241,639	2,188,796
NET ELECTRIC UTILITY PLANT	3,252,864	3,229,482
OTHER PROPERTY AND INVESTMENTS	57,550	56,967
LONG-TERM ENERGY TRADING CONTRACTS	611,424	322,688
CURRENT ASSETS:		
Cash and Cash Equivalents	5,176	5,847
Advances to Affiliates	-	8,387
Accounts Receivable:		
Customers	185,010	243,298
Affiliated Companies	48,832	63,919
Miscellaneous	19,058	16,179
Allowance for Uncollectible Accounts	(1,868)	(2,588)
Fuel – at average cost	41,505	39,076
Materials and Supplies – at average cost	59,945	57,515
Accrued Utility Revenues	18,492	66,499
Energy Trading Contracts	1,772,239	2,036,001
Prepayments	10,029	6,307
TOTAL CURRENT ASSETS	2,158,418	2,540,440
REGULATORY ASSETS	443,511	447,750
DEFERRED CHARGES	35,074	48,826
TOTAL ASSETS	$6,558,841	$6,646,153

See Notes to Financial Statements beginning on page L-1.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common Stock – No Par Value:		
Authorized – 30,000,000 Shares		
Outstanding – 13,499,500 Shares	$ 260,458	$ 260,458
Paid-in Capital	715,502	715,218
Accumulated Other Comprehensive Income (Loss)	(629)	-
Retained Earnings	152,987	120,584
Total Common Shareowner's Equity	1,128,318	1,096,260
Cumulative Preferred Stock:		
Not Subject to Mandatory Redemption	17,790	17,790
Subject to Mandatory Redemption	10,860	10,860
Long-term Debt	1,431,344	1,430,812
TOTAL CAPITALIZATION	2,588,312	2,555,722
OTHER NONCURRENT LIABILITIES	92,322	105,883
CURRENT LIABILITIES:		
Long-term Debt Due Within One Year	6	175,006
Short-term Debt	-	191,495
Advances from Affiliates	301,890	-
Accounts Payable – General	167,195	153,422
Accounts Payable – Affiliated Companies	90,036	107,556
Taxes Accrued	73,696	63,258
Customer Deposits	14,960	12,612
Interest Accrued	27,479	21,555
Energy Trading Contracts	1,729,722	2,091,804
Other	67,177	85,378
TOTAL CURRENT LIABILITIES	2,472,161	2,902,086
DEFERRED INCOME TAXES	721,412	682,474
DEFERRED INVESTMENT TAX CREDITS	40,881	43,093
LONG-TERM ENERGY TRADING CONTRACTS	550,037	259,438
REGULATORY LIABILITIES AND DEFERRED CREDITS	93,716	97,457
CONTINGENCIES (Note 8)		
TOTAL CAPITALIZATION AND LIABILITIES	$6,558,841	$6,646,153

See Notes to Financial Statements beginning on page L-1.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

| | Six Months Ended June 30, | |
| | 2001 | 2000 |
	(in thousands)	
OPERATING ACTIVITIES:		
Net Income	$ 98,206	$ 86,842
Adjustments for Noncash Items:		
Depreciation and Amortization	87,829	77,293
Deferred Federal Income Taxes	29,279	15,054
Deferred Investment Tax Credits	(2,212)	(2,332)
Deferred Power Supply Costs (net)	594	(11,938)
Extraordinary Gain – Discontinuance of SFAS 71	-	(8,938)
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable (net)	69,776	(36,988)
Fuel, Materials and Supplies	(4,859)	8,588
Accrued Utility Revenues	48,007	13,029
Accounts Payable	(3,747)	27,567
Taxes Accrued	10,438	(764)
Interest Accrued	5,924	(903)
Net Change in Energy Trading Contracts	(96,457)	(19,438)
Other (net)	(15,019)	(17,509)
Net Cash Flows From Operating Activities	227,759	129,563
INVESTING ACTIVITIES:		
Construction Expenditures	(107,876)	(80,870)
Proceeds from Sale of Property	1,182	148
Net Cash Flows Used For Investing Activities	(106,694)	(80,722)
FINANCING ACTIVITIES:		
Issuance of Long-term Debt	-	74,787
Change in Short-term Debt (net)	(191,495)	22,195
Change in Advance from Affiliates (net)	310,277	(12,857)
Retirement of Cumulative Preferred Stock	-	(210)
Retirement of Long-term Debt	(175,000)	(131,202)
Dividends Paid on Common Stock	(64,797)	(63,306)
Dividends Paid on Cumulative Preferred Stock	(721)	(1,053)
Net Cash Flows Used For Financing Activities	(121,736)	(111,646)
Net Decrease in Cash and Cash Equivalents	(671)	(62,805)
Cash and Cash Equivalents at Beginning of Period	5,847	64,828
Cash and Cash Equivalents at End of Period	$ 5,176	$ 2,023

Supplemental Disclosure:
Cash paid for interest net of capitalized amounts was $54,957,000 and $61,828,000 and for income taxes was $17,064,000 and $21,198,000 in 2001 and 2000, respectively. Noncash acquisitions under capital leases were $1,684,000 and $7,451,000 in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

SECOND QUARTER 2001 vs. SECOND QUARTER 2000
AND
YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000

We have two businesses: wholesale which consists of generation, marketing and trading of electricity; and energy delivery which consists of transmission and distribution services. Since the merger of AEP and CSW, we participate in power marketing and trading activities conducted on our behalf by the AEP System.

Second quarter net income decreased $15 million or 22% while the year-to-date net income increased $12 million or 16%. The lower second quarter net income was the result of increased transmission expenses. Year-to-date net income increased primarily from participation in the power marketing and trading operations. Income statement line items which changed significantly were:

	Increase (Decrease)			
	Second Quarter		Year-to-Date	
	(in millions)	%	(in millions)	%
Operating Revenues	$211	48	$498	66
Fuel Expense	6	5	69	30
Purchased Power Expense	186	532	380	686
Other Operation	22	40	22	17
Maintenance	3	16	3	11
Depreciation and Amortization	13	31	1	1
Taxes Other Than Federal Income Taxes	2	9	4	10
Federal Income Taxes	(7)	(20)	7	18
Nonoperating Income	(3)	(185)	(2)	(96)

The significant increase in operating revenues resulted from participation in AEP's power marketing and trading operations, which added new wholesale revenues, and higher fuel related revenues due to increased fuel and purchased power expense. CPL began sharing in AEP's marketing and trading transactions as a result of the merger of AEP and CSW in June 2000.

Fuel expense increased due primarily to an increase in the average unit cost of fuel as a result of higher spot market natural gas prices.

The substantial rise in purchased power expense is attributable to post merger participation in the marketing and trading operation.

Other operation expense increased due primarily to a favorable adjustment recorded in the second quarter of 2000 for the energy delivery business' transmission expenses that resulted from new transmission prices for Electric Reliability Council of Texas (ERCOT) transmission grid usage. Each year ERCOT establishes new rates to allocate the costs of the Texas transmission system to Texas electric utilities. Additionally, generation expenses were up due to power trading incentive compensation.

Maintenance expense for the quarter increased primarily due to two non-nuclear plant outages. Year-to-date maintenance expense increased primarily due to the wholesale business' STP nuclear plant refueling outage between March 7 and April 2, 2001.

The increase in depreciation and amortization expense for the quarter is due primarily to higher depreciation expense associated with excess earning provisions of the Texas deregulation legislation.

Taxes other than federal income taxes increased due primarily to an increase in Texas Gross Receipts Tax and Ad Valorem taxes.

Federal income taxes attributable to operations for the quarter decreased due to a decrease in pre-tax operating income. However, federal income taxes attributable to operations for the year-to-date period increased due to an increase in pre-tax operating income.

Nonoperating income decreased due to a reduction in allocated tax savings resulting from the parent company loss tax benefit.

CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
OPERATING REVENUES	$648,499	$437,911	$1,251,911	$754,239
OPERATING EXPENSES:				
Fuel	147,179	140,841	299,032	230,238
Purchased Power	220,772	34,936	435,338	55,356
Other Operation	76,189	54,307	151,260	129,609
Maintenance	17,995	15,474	35,282	31,896
Depreciation and Amortization	53,587	40,887	95,978	95,085
Taxes Other Than Federal Income Taxes	21,711	19,922	41,199	37,456
Federal Income Taxes	28,715	35,827	47,319	40,232
TOTAL OPERATING EXPENSES	566,148	342,194	1,105,408	619,872
OPERATING INCOME	82,351	95,717	146,503	134,367
NONOPERATING INCOME (LOSS)	(1,541)	1,815	98	2,362
INCOME BEFORE INTEREST CHARGES	80,810	97,532	146,601	136,729
INTEREST CHARGES	28,292	29,979	59,052	61,037
NET INCOME	52,518	67,553	87,549	75,692
PREFERRED STOCK DIVIDEND REQUIREMENTS	61	61	121	121
EARNINGS APPLICABLE TO COMMON STOCK	$ 52,457	$ 67,492	$ 87,428	$ 75,571

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
BALANCE AT BEGINNING OF PERIOD	$790,176	$727,973	$792,219	$758,894
NET INCOME	52,518	67,553	87,549	75,692
DEDUCTIONS:				
Cash Dividends Declared:				
Common Stock	37,014	39,000	74,028	78,000
Preferred Stock	61	61	121	121
BALANCE AT END OF PERIOD	$805,619	$756,465	$805,619	$756,465

The common stock of the Company is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.

CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
ASSETS		
ELECTRIC UTILITY PLANT:		
Production	$3,163,111	$3,175,867
Transmission	604,057	581,931
Distribution	1,250,224	1,221,750
General	240,386	237,764
Construction Work in Progress	195,948	138,273
Nuclear Fuel	240,151	236,859
Total Electric Utility Plant	5,693,877	5,592,444
Accumulated Depreciation and Amortization	2,361,780	2,297,189
NET ELECTRIC UTILITY PLANT	3,332,097	3,295,255
OTHER PROPERTY AND INVESTMENTS	46,229	44,225
LONG-TERM ENERGY TRADING CONTRACTS	32,199	66,231
CURRENT ASSETS:		
Cash and Cash Equivalents	5,755	14,253
Accounts Receivable:		
Customers	38,616	67,787
Affiliated Companies	12,818	31,272
Allowance for Uncollectible Accounts	(1,638)	(1,675)
Fuel Inventory – at LIFO cost	39,511	22,842
Materials and Supplies – at average cost	54,127	53,108
Under-recovered Fuel Costs	93,341	127,295
Energy Trading Contracts	112,483	481,206
Prepayments and Other Current Assets	6,151	3,014
TOTAL CURRENT ASSETS	361,164	799,102
REGULATORY ASSETS	178,299	202,440
REGULATORY ASSETS DESIGNATED FOR SECURITIZATION	953,249	953,249
NUCLEAR DECOMMISSIONING TRUST FUND	95,032	93,592
DEFERRED CHARGES	45,115	18,402
TOTAL ASSETS	$5,043,384	$5,472,496

See Notes to Financial Statements beginning on page L-1.

CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common Stock – $25 Par Value:		
Authorized – 12,000,000 Shares		
Outstanding – 6,755,535 Shares	$ 168,888	$ 168,888
Paid-in Capital	405,000	405,000
Retained Earnings	805,619	792,219
Total Common Shareowner's Equity	1,379,507	1,366,107
Preferred Stock	5,967	5,967
CPL – Obligated, Mandatorily Redeemable Preferred Securities of		
Subsidiary Trust Holding Solely Junior Subordinated Debentures of CPL	136,750	148,500
Long-term Debt	942,863	1,254,559
TOTAL CAPITALIZATION	2,465,087	2,775,133
CURRENT LIABILITIES:		
Long-term Debt Due Within One Year	511,700	200,000
Advances from Affiliates	223,512	269,712
Accounts Payable – General	115,732	128,957
Accounts Payable – Affiliated Companies	26,657	40,962
Taxes Accrued	128,983	55,526
Interest Accrued	24,221	26,217
Energy Trading Contracts	111,536	489,888
Other	46,778	40,630
TOTAL CURRENT LIABILITIES	1,189,119	1,251,892
DEFERRED INCOME TAXES	1,221,213	1,242,797
DEFERRED INVESTMENT TAX CREDITS	125,496	128,100
LONG-TERM ENERGY TRADING CONTRACTS	32,999	65,740
DEFERRED CREDITS	9,470	8,834
CONTINGENCIES (Note 8)		
TOTAL CAPITALIZATION AND LIABILITIES	$5,043,384	$5,472,496

See Notes to Financial Statements beginning on page L-1.

CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,	
	2001	2000
	(in thousands)	
OPERATING ACTIVITIES:		
Net Income	$ 87,549	$ 75,692
Adjustments for Noncash Items:		
Depreciation and Amortization	95,978	95,085
Deferred Federal Income Taxes	(17,699)	(4,178)
Deferred Investment Tax Credits	(2,604)	(2,603)
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable (net)	47,588	8,385
Fuel, Materials and Supplies	(17,688)	4,575
Fuel Recovery	33,954	(25,227)
Accounts Payable	(27,530)	24,785
Taxes Accrued	73,457	(17,148)
Transmission Coordination Agreement Settlement	-	15,519
Deferred Property Taxes	(21,563)	-
Other (net)	(17,628)	10,002
Net Cash Flows From Operating Activities	233,814	184,887
INVESTING ACTIVITIES:		
Construction Expenditures	(109,638)	(85,215)
Other	(354)	(4,067)
Net Cash Flows Used For Investing Activities	(109,992)	(89,282)
FINANCING ACTIVITIES:		
Issuance of Long-term Debt	-	149,413
Retirement of Long-term Debt	(11,971)	(100,000)
Reacquisition of Long-term Debt	-	(50,000)
Change in Advances from Affiliates (net)	(46,200)	(68,379)
Special Deposit for Reacquisitions of Long-term Debt	-	50,000
Dividends Paid on Common Stock	(74,028)	(78,000)
Dividends Paid on Cumulative Preferred Stock	(121)	(127)
Net Cash Flows Used For Financing Activities	(132,320)	(97,093)
Net Decrease in Cash and Cash Equivalents	(8,498)	(1,488)
Cash and Cash Equivalents at Beginning of Period	14,253	7,995
Cash and Cash Equivalents at End of Period	$ 5,755	$ 6,507

Supplemental Disclosure:
Cash paid for interest net of capitalized amounts was $46,083,000 and $46,981,000 and for income taxes was $11,307,000 and $48,141,000 in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

SECOND QUARTER 2001 vs. SECOND QUARTER 2000
AND
YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000

We have two businesses: wholesale which consists of the generation, marketing and trading of electricity; and energy delivery which consists of transmission and distribution services. We belong to the AEP Power Pool and share in the revenues and costs of wholesale marketing and trading activities conducted on our behalf by the AEP Power Pool.

Net income decreased $14 million or 41% in the second quarter of 2001 and $4 million or 7% in the year-to-date period due to an extraordinary loss recorded in the second quarter to recognize a stranded asset resulting from deregulation. Income before extraordinary item increased by $12 million or 34% in the second quarter of 2001 and $22 million or 35% in the year-to-date period versus last year. Income increased due to growth in and strong performance by the wholesale business.

Income statement line items which changed significantly were:

| | Increase (Decrease) | | | |
| | Second Quarter | | Year-to-Date | |
	(in millions)	%	(in millions)	%
Operating Revenues	$181	19	$673	43
Fuel Expense	(6)	(13)	-	-
Purchased Power Expense	160	23	618	56
Other Operation Expense	4	8	13	14
Maintenance Expense	2	8	6	17
Depreciation and Amortization	6	26	13	27
Extraordinary Item	26	N.M.	26	N.M.

N.M. = Not Meaningful

The significant increase in revenues is due to increases in electric wholesale prices and volume of our wholesale business. Expansion of the wholesale business' trading operation and greater liquidity in the market place resulted in an increase in the number of forward electricity purchase and sales contracts made in AEP's traditional marketing area (up to two transmission systems from AEP's service territory). Wholesale trading volume increased 24% for the year-to-date period. The increase in wholesale prices is due to changes in market conditions during a period of high volatility in prices.

Fuel expense of the wholesale business decreased in the second quarter of 2001 due to a decrease in net generation partially offset by an increase in price and the discontinuance of deferred fuel accounting because of deregulation effective January 1, 2001.

The increase in purchased power expense was attributable to increases in the wholesale business electric trading prices and volume.

Other operation expense increased due to increases in uncollectible accounts, factored customer accounts receivable expenses, the effect of gains in 2000 from the disposition of emission allowances and higher power trading expenses and trading incentive compensation.

Maintenance expenses increased due to planned outages at several of the wholesale business' plants for boiler overhauls and inspections.

The commencement of the amortization of transition regulatory assets in connection with the transition to customer choice and market-based pricing of electricity under the deregulation of our retail supply business accounted for the increase in depreciation and amortization expense.

The extraordinary loss was recorded in June 2001 to recognize stranded prepaid Ohio excise taxes (See Note 2).

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
OPERATING REVENUES	$1,109,095	$928,332	$2,234,668	$1,561,637
OPERATING EXPENSES:				
Fuel	42,368	48,581	89,398	89,329
Purchased Power	845,860	685,411	1,717,771	1,100,113
Other Operation	54,510	50,332	109,058	95,621
Maintenance	19,729	18,228	38,509	32,924
Depreciation and Amortization	31,379	24,896	62,861	49,440
Taxes Other Than Federal Income Taxes	32,909	31,084	64,816	62,561
Federal Income Taxes	19,446	19,002	37,429	36,727
TOTAL OPERATING EXPENSES	1,046,201	877,534	2,119,842	1,466,715
OPERATING INCOME	62,894	50,798	114,826	94,922
NONOPERATING INCOME (LOSS)	3,012	2,497	6,484	4,181
INCOME BEFORE INTEREST CHARGES	65,906	53,295	121,310	99,103
INTEREST CHARGES	18,488	17,960	36,221	36,297
INCOME BEFORE EXTRAORDINARY ITEM	47,418	35,335	85,089	62,806
EXTRAORDINARY LOSS – EFFECTS OF DEREGULATION (INCLUSIVE OF TAX BENEFIT OF $8,353,000)	(26,407)	-	(26,407)	-
NET INCOME	21,011	35,335	58,682	62,806
PREFERRED STOCK DIVIDEND REQUIREMENTS	301	532	603	1,065
EARNINGS APPLICABLE TO COMMON STOCK	$ 20,710	$ 34,803	$ 58,079	$ 61,741

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
BALANCE AT BEGINNING OF PERIOD	$115,486	$249,872	$ 99,069	$246,584
NET INCOME	21,011	35,335	58,682	62,806
DEDUCTIONS:				
Cash Dividends Declared:				
Common Stock	20,738	23,650	41,476	47,300
Cumulative Preferred Stock	263	438	525	875
Capital Stock Expense	253	95	507	191
BALANCE AT END OF PERIOD	$115,243	$261,024	$115,243	$261,024

The common stock of the Company is wholly owned by AEP.
See Notes to Financial Statements beginning on page L-1.

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
ASSETS		
ELECTRIC UTILITY PLANT:		
Production	$1,569,118	$1,564,254
Transmission	392,383	360,302
Distribution	1,124,668	1,096,365
General	148,224	156,534
Construction Work in Progress	79,612	89,339
Total Electric Utility Plant	3,314,005	3,266,794
Accumulated Depreciation and Amortization	1,337,358	1,299,697
NET ELECTRIC UTILITY PLANT	1,976,647	1,967,097
OTHER PROPERTY AND INVESTMENTS	43,283	39,848
LONG-TERM ENERGY TRADING CONTRACTS	333,816	172,167
CURRENT ASSETS:		
Cash and Cash Equivalents	10,030	11,600
Accounts Receivable:		
Customers	78,089	73,711
Affiliated Companies	82,426	49,591
Miscellaneous	19,463	18,807
Allowance for Uncollectible Accounts	(659)	(659)
Fuel – at average cost	20,648	13,126
Materials and Supplies – at average cost	37,333	38,097
Accrued Utility Revenues	-	9,638
Energy Trading Contracts	966,617	1,085,989
Prepayments and Other Current Assets	27,334	46,735
TOTAL CURRENT ASSETS	1,241,281	1,346,635
REGULATORY ASSETS	273,528	291,553
DEFERRED CHARGES	36,923	77,634
TOTAL ASSETS	$3,905,478	$3,894,934

See Notes to Financial Statements beginning on page L-1.

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common Stock – No Par Value:		
Authorized – 24,000,000 Shares		
Outstanding – 16,410,426 Shares	$ 41,026	$ 41,026
Paid-in Capital	573,861	573,354
Retained Earnings	115,243	99,069
Total Common Shareowner's Equity	730,130	713,449
Cumulative Preferred Stock – Subject to Mandatory Redemption	15,000	15,000
Long-term Debt	899,874	899,615
TOTAL CAPITALIZATION	1,645,004	1,628,064
OTHER NONCURRENT LIABILITIES	40,662	47,584
CURRENT LIABILITIES:		
Advances from Affiliates	115,302	88,732
Accounts Payable – General	92,461	89,846
Accounts Payable – Affiliated Companies	98,033	72,493
Taxes Accrued	117,277	162,904
Interest Accrued	15,808	13,369
Energy Trading Contracts	944,778	1,115,967
Other	49,943	60,701
TOTAL CURRENT LIABILITIES	1,433,602	1,604,012
DEFERRED INCOME TAXES	431,000	422,759
DEFERRED INVESTMENT TAX CREDITS	39,563	41,234
REGULATORY LIABILITIES AND DEFERRED CREDITS	15,108	12,861
LONG-TERM ENERGY TRADING CONTRACTS	300,539	138,420
CONTINGENCIES (Note 8)		
TOTAL CAPITALIZATION AND LIABILITIES	$3,905,478	$3,894,934

See Notes to Financial Statements beginning on page L-1.

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,	
	2001	2000
	(in thousands)	
OPERATING ACTIVITIES:		
Net Income	$ 58,682	$ 62,806
Adjustments for Noncash Items:		
Depreciation and Amortization	52,392	49,709
Amortization of Regulatory Assets	11,294	-
Deferred Federal Income Taxes	18,384	6,783
Deferred Investment Tax Credits	(1,671)	(1,694)
Deferred Fuel Cost (net)	-	(1,835)
Amortization of Deferred Property Taxes	35,416	33,721
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable (net)	(37,869)	83,720
Fuel, Materials and Supplies	(6,758)	1,447
Accrued Utility Revenues	9,638	46,416
Prepayments and Other Current Assets	19,401	(11,899)
Accounts Payable	28,155	12,174
Taxes Accrued	(45,627)	(53,895)
Energy Trading Contracts (net)	(51,347)	(5,321)
Other (net)	(9,981)	3,047
Net Cash Flows From Operating Activities	80,109	225,179
INVESTING ACTIVITIES:		
Construction Expenditures	(67,532)	(59,372)
Proceeds from Sale of Property	1,284	463
Net Cash Flows Used For Investing Activities	(66,248)	(58,909)
FINANCING ACTIVITIES:		
Change in Advances from Affiliates (net)	26,570	(61,504)
Change in Short-term Debt (net)	-	(45,500)
Retirement of Long-term Debt	-	(6,879)
Dividends Paid on Common Stock	(41,476)	(47,300)
Dividends Paid on Cumulative Preferred Stock	(525)	(875)
Net Cash Flows Used For Financing Activities	(15,431)	(162,058)
Net Increase (Decrease) in Cash and Cash Equivalents	(1,570)	4,212
Cash and Cash Equivalents at Beginning of Period	11,600	5,107
Cash and Cash Equivalents at End of Period	$ 10,030	$ 9,319

Supplemental Disclosure:
Cash paid for interest net of capitalized amounts was $32,812,000 and $34,547,000 and for income taxes was $17,579,000 and $35,539,000 in 2001 and 2000, respectively. Noncash acquisitions under capital leases were $734,000 and $3,233,000 in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

SECOND QUARTER 2001 vs. SECOND QUARTER 2000
AND
YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000

We have two businesses: wholesale which consists of the generation, marketing and trading of electricity; and energy delivery which consists of transmission and distribution services. We belong to the AEP Power Pool and share in the revenues and costs of wholesale marketing and trading activities conducted on our behalf by the AEP Power Pool.

Net income increased $67 million in the quarter and $135 million in the year-to-date period primarily due to the return to service of both of I&M's Cook Plant nuclear units in 2000. Unit 2 and Unit 1 returned to service in June and December 2000, respectively.

Income statement line items which changed significantly were:

| | Increase (Decrease) | | | |
| | Second Quarter | | Year-to-Date | |
	(in millions)	%	(in millions)	%
Operating Revenues	$248	25	$832	48
Fuel Expense	17	38	33	36
Purchased Power Expense	191	26	713	60
Other Operation Expense	(41)	(27)	(77)	(27)
Maintenance Expense	(24)	(44)	(52)	(46)
Federal Income Taxes	34	N.M.	69	N.M.

N.M. = Not Meaningful

The significant increase in operating revenues resulted from increased wholesale prices and volumes. I&M's share of the AEP System's sales to and forward trades with other utility systems and power marketers and sales to the AEP Power Pool rose in 2001. In 2001 both price and volume in the trading operation increased. The number of forward electricity contracts made in AEP's traditional marketing area (up to two transmission systems from AEP's service territory) grew due to the expansion of our trading operation and increased liquidity in the markets. Wholesale prices increased reflecting market conditions during a period of high volatility in prices. With the return to service of the nuclear units in 2000, I&M's available generation increased resulting in additional power being delivered to the AEP Power Pool in 2001.

Fuel expense increased primarily due to increased generation reflecting the return to service of the nuclear units following the extended outage.

The increase in purchased power expense resulted mainly from increases in wholesale prices and sales and trading volume.

Other operation and maintenance expenses decreased primarily due to the cessation of expenses related to work to restart the Cook Plant units.

The significant increase in federal income tax expense attributable to operations was primarily due to major increases in pre-tax operating income.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
OPERATING REVENUES	$1,259,874	$1,011,706	$2,551,412	$1,719,856
OPERATING EXPENSES:				
Fuel	60,491	43,844	124,464	91,704
Purchased Power	936,454	745,656	1,908,041	1,194,926
Other Operation	110,197	151,328	207,560	284,879
Maintenance	31,506	55,841	59,681	111,225
Depreciation and Amortization	40,840	38,499	81,563	76,710
Taxes Other Than Federal Income Taxes	20,316	16,787	40,648	33,996
Federal Income Tax Expense (Credit)	12,730	(21,650)	29,417	(39,734)
TOTAL OPERATING EXPENSES	1,212,534	1,030,305	2,451,374	1,753,706
OPERATING INCOME (LOSS)	47,340	(18,599)	100,038	(33,850)
NONOPERATING INCOME	4,411	2,637	8,856	3,202
INCOME (LOSS) BEFORE INTEREST CHARGES	51,751	(15,962)	108,894	(30,648)
INTEREST CHARGES	24,377	23,219	49,157	45,086
NET INCOME (LOSS)	27,374	(39,181)	59,737	(75,734)
PREFERRED STOCK DIVIDEND REQUIREMENTS	1,156	1,153	2,311	2,313
EARNINGS (LOSS) APPLICABLE TO COMMON STOCK	$ 26,218	$ (40,334)	$ 57,426	$ (78,047)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
NET INCOME (LOSS)	$27,374	$(39,181)	$59,737	$(75,734)
OTHER COMPREHENSIVE INCOME (LOSS)				
Cash Flow Interest Rate Hedge	(903)	-	(2,822)	-
COMPREHENSIVE INCOME (LOSS)	$26,471	$(39,181)	$56,915	$(75,734)

The common stock of I&M is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
BALANCE AT BEGINNING OF PERIOD	$34,651	$102,364	$ 3,443	$166,389
NET INCOME (LOSS)	27,374	(39,181)	59,737	(75,734)
DEDUCTIONS:				
Cash Dividends Declared:				
Common Stock	-	-	-	26,290
Cumulative Preferred Stock	1,122	2,243	2,244	3,368
Capital Stock Expense	34	10	67	67
BALANCE AT END OF PERIOD	$60,869	$ 60,930	$60,869	$ 60,930

See Notes to Financial Statements beginning on page L-1.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
ASSETS		
ELECTRIC UTILITY PLANT:		
Production	$2,738,228	$2,708,436
Transmission	950,648	945,709
Distribution	878,487	863,736
General (including nuclear fuel)	231,786	257,152
Construction Work in Progress	98,130	96,440
Total Electric Utility Plant	4,897,279	4,871,473
Accumulated Depreciation and Amortization	2,379,292	2,280,521
NET ELECTRIC UTILITY PLANT	2,517,987	2,590,952
NUCLEAR DECOMMISSIONING AND SPENT NUCLEAR FUEL DISPOSAL TRUST FUNDS	801,760	778,720
LONG-TERM ENERGY TRADING CONTRACTS	380,005	194,947
OTHER PROPERTY AND INVESTMENTS	133,032	131,417
CURRENT ASSETS:		
Cash and Cash Equivalents	12,069	14,835
Accounts Receivable:		
Customers	89,393	106,832
Affiliated Companies	47,644	48,706
Miscellaneous	35,595	27,491
Allowance for Uncollectible Accounts	(734)	(759)
Fuel – at average cost	26,906	16,532
Materials and Supplies – at average cost	87,955	84,471
Energy Trading Contracts	1,130,779	1,230,041
Prepayments	3,888	6,066
TOTAL CURRENT ASSETS	1,433,495	1,534,215
REGULATORY ASSETS	500,879	552,140
DEFERRED CHARGES	30,071	36,156
TOTAL ASSETS	$5,797,229	$5,818,547

See Notes to Financial Statements beginning on page L-1.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common Stock – No Par Value:		
Authorized – 2,500,000 Shares		
Outstanding – 1,400,000 Shares	$ 56,584	$ 56,584
Paid-in Capital	733,139	733,072
Accumulated Other Comprehensive Income (Loss)	(2,822)	-
Retained Earnings	60,869	3,443
Total Common Shareowner's Equity	847,770	793,099
Cumulative Preferred Stock:		
Not Subject to Mandatory Redemption	8,736	8,736
Subject to Mandatory Redemption	64,945	64,945
Long-term Debt	1,349,874	1,298,939
TOTAL CAPITALIZATION	2,271,325	2,165,719
OTHER NONCURRENT LIABILITIES:		
Nuclear Decommissioning	576,267	560,628
Other	101,000	108,600
TOTAL OTHER NONCURRENT LIABILITIES	677,267	669,228
CURRENT LIABILITIES:		
Long-term Debt Due Within One Year	-	90,000
Advances from Affiliates	302,030	253,582
Accounts Payable:		
General	99,800	119,472
Affiliated Companies	53,775	75,486
Taxes Accrued	99,671	68,416
Interest Accrued	22,919	21,639
Obligations Under Capital Leases	9,141	100,848
Energy Trading Contracts	1,092,357	1,275,097
Other	77,955	97,070
TOTAL CURRENT LIABILITIES	1,757,648	2,101,610
DEFERRED INCOME TAXES	472,626	487,945
DEFERRED INVESTMENT TAX CREDITS	110,037	113,773
DEFERRED GAIN ON SALE AND LEASEBACK – ROCKPORT PLANT UNIT 2	79,445	81,299
LONG-TERM ENERGY TRADING CONTRACTS	345,216	156,736
DEFERRED CREDITS	83,665	42,237
CONTINGENCIES (Note 8)		
TOTAL CAPITALIZATION AND LIABILITIES	$5,797,229	$5,818,547

See Notes to Financial Statements beginning on page L-1.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,	
	2001	2000
	(in thousands)	
OPERATING ACTIVITIES:		
Net Income (Loss)	$ 59,737	$ (75,734)
Adjustments for Noncash Items:		
Depreciation and Amortization	83,090	81,423
Amortization (Deferral) of Incremental Nuclear Refueling Outage Expenses (net)	(771)	3,722
Unrecovered Fuel and Purchased Power Costs	18,751	18,751
Amortization of Nuclear Outage Costs	20,000	20,000
Deferred Federal Income Taxes	(4,256)	(12,038)
Deferred Investment Tax Credits	(3,736)	(3,773)
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable (net)	10,372	61,510
Fuel, Materials and Supplies	(13,858)	(1,464)
Accrued Utility Revenues	-	44,428
Accounts Payable	(41,383)	(14,093)
Taxes Accrued	31,255	(28,268)
Net Change in Energy Trading Contracts	(80,056)	(8,935)
Regulatory Liability – Trading Gains	38,159	3,284
Other (net)	12,261	(23,988)
Net Cash Flows From Operating Activities	129,565	64,825
INVESTING ACTIVITIES:		
Construction Expenditures	(41,321)	(93,002)
Buyout of Nuclear Fuel Leases	(92,616)	-
Other	324	587
Net Cash Flows Used For Investing Activities	(133,613)	(92,415)
FINANCING ACTIVITIES:		
Retirement of Long-term Debt	(44,922)	(48,000)
Retirement of Cumulative Preferred Stock	-	(314)
Change in Short-term Debt (net)	-	(224,262)
Change in Advances from Affiliates (net)	48,448	331,852
Dividends Paid on Common Stock	-	(26,290)
Dividends Paid on Cumulative Preferred Stock	(2,244)	(2,249)
Net Cash Flows From Financing Activities	1,282	30,737
Net Increase (Decrease) in Cash and Cash Equivalents	(2,766)	3,147
Cash and Cash Equivalents at Beginning of Period	14,835	3,863
Cash and Cash Equivalents at End of Period	$ 12,069	$ 7,010

Supplemental Disclosure:
Cash paid (received) for interest net of capitalized amounts was $46,243,000 and $39,686,000 and for income taxes was $11,073,000 and $(2,365,000) in 2001 and 2000, respectively. Noncash acquisitions under capital leases were $1,020,000 and $15,423,000 in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

KENTUCKY POWER COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

SECOND QUARTER 2001 vs. SECOND QUARTER 2000
AND
YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000

We have two businesses: wholesale which consists of the generation, marketing and trading of electricity; and energy delivery which consists of transmission and distribution service. We belong to the AEP Power Pool and share in the revenues and costs of wholesale marketing and trading activities conducted on our behalf by the AEP Power Pool.

Although revenues rose significantly, net income increased slightly in the quarter and declined by less than $1.0 million or 7% for the year-to-date period. Income statement line items which changed significantly were:

	Increase (Decrease)			
	Second Quarter		Year-to-Date	
	(in millions)	%	(in millions)	%
Operating Revenues	$96	28	$324	56
Purchased Power Expense	98	35	324	72
Other Operation Expense	2	20	7	29
Maintenance Expense	(3)	(39)	(4)	(28)
Federal Income Taxes	-	N.M.	(2)	(31)
Nonoperating Income	1	85	2	335
Interest Charges	(1)	(11)	(1)	(8)

N.M. = Not Meaningful

The significant increase in operating revenues resulted from increased wholesale prices and volumes. Our wholesale sales to and forward trades with other utility systems and power marketers rose by 15% in the quarter and 37% for the year-to-date period. The number of forward electricity contracts in AEP's traditional marketing area (up to two transmission systems from AEP's service territory) grew due to the expansion of our trading operation and increased liquidity in the markets. Wholesale prices increased reflecting market conditions during a period of high volatility in prices.

Purchased power expense for the wholesale business increased due to higher wholesale prices and increased sales and trading volume.

Other operation expense increased due to an increase in trading incentive compensation for the wholesale business, a decline in AEP transmission equalization credits for the energy delivery business and the cost of accounts receivable factoring for both businesses. Under the AEP East Region Transmission Agreement, KPCo and certain affiliates share the costs associated with the ownership of their transmission system based upon each company's peak demand and investment. An increase in KPCo's peak demand relative to its affiliates' peak demand was the main reason for the decline in transmission equalization credits.

The effect of the costs of outages at our wholesale business' Big Sandy Plant in 2000 caused maintenance expense to decrease.

Federal income taxes attributable to operations decreased due to a decline in pre-tax income.

The increase in nonoperating income was due to an increase in net gains from non-regulated trading transactions outside of the AEP System's traditional marketing area and speculative financial transactions (options, futures, swaps) for the wholesale business.

Interest charges declined due to lower outstanding debt balances and lower interest rates in 2001.

KENTUCKY POWER COMPANY
STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
		(in thousands)		
OPERATING REVENUES:	$439,131	$342,660	$898,288	$574,114
OPERATING EXPENSES:				
Fuel	17,418	17,871	35,374	34,673
Purchased Power	381,913	283,653	775,778	451,385
Other Operation	14,470	12,103	29,198	22,487
Maintenance	5,185	8,438	10,614	14,805
Depreciation and Amortization	8,080	7,676	16,107	15,279
Taxes Other Than Federal Income Taxes	3,102	2,659	6,836	5,493
Federal Income Taxes	599	804	3,413	4,979
TOTAL OPERATING EXPENSES	430,767	333,204	877,320	549,101
OPERATING INCOME	8,364	9,456	20,968	25,013
NONOPERATING INCOME	1,243	671	2,718	625
INCOME BEFORE INTEREST CHARGES	9,607	10,127	23,686	25,638
INTEREST CHARGES	6,865	7,678	13,869	15,137
NET INCOME	$ 2,742	$ 2,449	$ 9,817	$ 10,501

STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
		(in thousands)		
NET INCOME	$2,742	$2,449	$ 9,817	$10,501
OTHER COMPREHENSIVE INCOME (LOSS)				
Cash Flow Interest Rate Hedge	(68)	-	(1,422)	-
COMPREHENSIVE INCOME	$2,674	$2,449	$ 8,395	$10,501

The common stock of KPCo is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.

KENTUCKY POWER COMPANY
STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
BALANCE AT BEGINNING OF PERIOD	$57,027	$67,572	$57,513	$67,110
NET INCOME	2,742	2,449	9,817	10,501
CASH DIVIDENDS DECLARED:				
Common Stock	7,561	7,590	15,122	15,180
BALANCE AT END OF PERIOD	$52,208	$62,431	$52,208	$62,431

See Notes to Financial Statements beginning on page L-1.

KENTUCKY POWER COMPANY
BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
ASSETS		
ELECTRIC UTILITY PLANT:		
Production	$ 270,699	$ 271,107
Transmission	368,978	360,563
Distribution	395,660	387,499
General	66,695	67,476
Construction Work in Progress	11,018	16,419
Total Electric Utility Plant	1,113,050	1,103,064
Accumulated Depreciation and Amortization	372,856	360,648
NET ELECTRIC UTILITY PLANT	740,194	742,416
OTHER PROPERTY AND INVESTMENTS	6,139	6,559
LONG-TERM ENERGY TRADING CONTRACTS	150,630	76,657
CURRENT ASSETS:		
Cash and Cash Equivalents	2,513	2,270
Accounts Receivable:		
Customers	29,029	34,555
Affiliated Companies	20,891	22,119
Miscellaneous	9,157	6,419
Allowance for Uncollectible Accounts	(278)	(282)
Fuel – at average cost	4,690	4,760
Materials and Supplies – at average cost	16,150	15,408
Accrued Utility Revenues	-	6,500
Energy Trading Contracts	434,802	483,537
Prepayments	951	766
TOTAL CURRENT ASSETS	517,905	576,052
REGULATORY ASSETS	98,800	98,515
DEFERRED CHARGES	7,334	11,817
TOTAL ASSETS	$1,521,002	$1,512,016

See Notes to Financial Statements beginning on page L-1.

KENTUCKY POWER COMPANY
BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common Stock – $50 Par Value:		
Authorized – 2,000,000 Shares		
Outstanding – 1,009,000 Shares	$ 50,450	$ 50,450
Paid-in Capital	158,750	158,750
Accumulated Other Comprehensive Income (Loss)	(1,422)	-
Retained Earnings	52,208	57,513
Total Common Shareowner's Equity	259,986	266,713
Long-term Debt	270,996	270,880
Long-term Debt – Affiliated Company	75,000	-
TOTAL CAPITALIZATION	605,982	537,593
OTHER NONCURRENT LIABILITIES	15,347	18,348
CURRENT LIABILITIES:		
Long-term Debt Due Within One Year	-	60,000
Advances from Affiliates	47,231	47,636
Accounts Payable:		
General	37,529	32,043
Affiliated Companies	35,265	37,506
Customer Deposits	4,676	4,389
Taxes Accrued	5,279	11,885
Interest Accrued	5,740	5,610
Energy Trading Contracts	428,052	496,884
Other	10,269	14,517
TOTAL CURRENT LIABILITIES	574,041	710,470
DEFERRED INCOME TAXES	173,197	165,935
DEFERRED INVESTMENT TAX CREDITS	11,063	11,656
LONG-TERM ENERGY TRADING CONTRACTS	135,967	61,632
DEFERRED CREDITS	5,405	6,382
CONTINGENCIES (Note 8)		
TOTAL CAPITALIZATION AND LIABILITIES	$1,521,002	$1,512,016

See Notes to Financial Statements beginning on page L-1.

KENTUCKY POWER COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,	
	2001	2000
	(in thousands)	
OPERATING ACTIVITIES:		
Net Income	$ 9,817	$ 10,501
Adjustments for Noncash Items:		
Depreciation and Amortization	16,107	15,279
Deferred Federal Income Taxes	7,921	2,563
Deferred Investment Tax Credits	(593)	(596)
Deferred Fuel Costs (net)	(1,241)	910
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable (net)	4,012	14,948
Fuel, Materials and Supplies	(672)	342
Accrued Utility Revenues	6,500	13,737
Accounts Payable	3,245	776
Taxes Accrued	(6,606)	(4,004)
Net Change in Energy Trading Contracts	(19,735)	(3,955)
Other	(3,289)	(84)
Net Cash Flows From Operating Activities	15,466	50,417
INVESTING ACTIVITIES:		
Construction Expenditures	(14,912)	(14,188)
Proceeds from Sales of Property	216	-
Net Cash Flow Used for Investing Activities	(14,696)	(14,188)
FINANCING ACTIVITIES:		
Issuance of Long-term Debt – Affiliated Company	75,000	-
Retirement of Long-term Debt	(60,000)	(25,000)
Change in Short-term Debt (net)	-	(39,665)
Change in Advances from Affiliates (net)	(405)	43,634
Dividends Paid	(15,122)	(15,180)
Net Cash Flows Used For Financing Activities	(527)	(36,211)
Net Increase in Cash and Cash Equivalents	243	18
Cash and Cash Equivalents at Beginning of Period	2,270	674
Cash and Cash Equivalents at End of Period	$ 2,513	$ 692

Supplemental Disclosure:

Cash paid for interest net of capitalized amounts was $13,692,000 and $15,046,000 and for income taxes was $6,010,000 and $5,921,000 in 2001 and 2000, respectively. Noncash acquisitions under capital leases were $760,000 and $1,836,000 in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

OHIO POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

SECOND QUARTER 2001 vs. SECOND QUARTER 2000
AND
YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000

We have two businesses: wholesale which consists of the generation, marketing and trading of electricity; and energy delivery which consists of transmission and distribution services. We belong to the AEP Power Pool and share in the revenues and costs of wholesale marketing and trading activities conducted on our behalf by the AEP Power Pool.

Net income decreased $48 million or 82% for the second quarter of 2001 and $40 million or 39% for the year-to-date period due to an extraordinary loss recorded in the second quarter to recognize a stranded asset resulting from deregulation. Income before extraordinary item decreased by $26 million or 45% in the second quarter of 2001 and $19 million or 18% in the year-to-date period because of implementation of customer choice. In connection with the start of customer choice on January 1, 2001, the generation portion of residential rates was reduced by 5% and the amortization of transition regulatory assets began.

Income statement line items which changed significantly were:

| | Increase (Decrease) | | | |
| | Second Quarter | | Year-to-Date | |
	(in millions)	%	(in millions)	%
Operating Revenues	$191	13	$843	34
Purchased Power Expense	204	22	845	57
Other Operation	10	12	14	8
Maintenance Expense	3	8	10	17
Depreciation and Amortization	19	48	40	52
Taxes Other Than Federal Income taxes	5	13	2	3
Federal Income Taxes	(20)	(55)	(24)	(34)
Nonoperating Income	7	N.M.	15	N.M.
Extraordinary Item	22	N.M.	22	N.M.

N.M. = Not Meaningful

The significant increase in revenues is due to increases in electric trading wholesale prices and volume of our wholesale business. Expansion of the wholesale business' trading operation and greater liquidity in the marketplace resulted in an increase in the number of forward electricity purchase and sales contracts made in AEP's traditional marketing area (up to two transmission systems from AEP's service territory). Wholesale trading volume increased 19% for the year-to-date period. The increase in wholesale prices reflects market conditions during a period of high volatility in prices.

The increase in purchased power expense was attributable to the increase in the wholesale business' electric trading volume and prices.

Other operation expense increased due to increases in uncollectible accounts and factored customer accounts receivable expenses of both the wholesale business and energy delivery business, the effect of gains in 2000 from the disposition of emission allowances, and trading incentive compensation of the wholesale business.

Maintenance expenses increased due to planned outages at several of the wholesale business' plants for boiler overhauls and inspections.

The commencement of amortization of transition regulatory assets in connection with the transition to customer choice and market-based pricing of electricity under Ohio deregulation accounted for the increase in depreciation and amortization expense.

Federal income taxes attributable to operations decreased due to a decrease in pre-tax operating income.

The increase in nonoperating income was due to an increase in net gains from the wholesale business' trading transactions outside of the AEP System's traditional marketing area and speculative financial transactions (options, futures and swaps).

An extraordinary loss was recorded in June 2001 to recognize stranded prepaid Ohio excise taxes (See Note 2).

OHIO POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
OPERATING REVENUES	$1,627,177	$1,436,330	$3,326,842	$2,484,167
OPERATING EXPENSES:				
Fuel	180,057	177,314	380,618	392,562
Purchased Power	1,146,655	943,060	2,325,561	1,480,788
Other Operation	96,623	86,244	185,029	170,696
Maintenance	36,448	33,595	71,848	61,625
Depreciation and Amortization	57,666	38,843	117,725	77,332
Taxes Other Than Federal Income Taxes	46,193	41,055	87,054	84,787
Federal Income Taxes	16,468	36,251	47,184	71,296
TOTAL OPERATING EXPENSES	1,580,110	1,356,362	3,215,019	2,339,086
OPERATING INCOME	47,067	79,968	111,823	145,081
NONOPERATING INCOME	7,809	1,250	18,917	4,150
INCOME BEFORE INTEREST CHARGES	54,876	81,218	130,740	149,231
INTEREST CHARGES	22,782	22,985	45,249	44,782
INCOME BEFORE EXTRAORDINARY ITEM	32,094	58,233	85,491	104,449
EXTRAORDINARY LOSS – EFFECTS OF DEREGULATION (INCLUSIVE OF TAX BENEFIT OF $11,585,000)	(21,515)	-	(21,515)	-
NET INCOME	10,579	58,233	63,976	104,449
PREFERRED STOCK DIVIDEND REQUIREMENTS	316	315	630	636
EARNINGS APPLICABLE TO COMMON STOCK	$ 10,263	$ 57,918	$ 63,346	$ 103,813

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
NET INCOME	$10,579	$58,233	$63,976	$104,449
OTHER COMPREHENSIVE INCOME (LOSS)				
Foreign Currency Exchange Rate Hedge	(104)	-	(325)	-
COMPREHENSIVE INCOME	$10,475	$58,233	$63,651	$104,449

The common stock of the Company is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.

OHIO POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
		(in thousands)		
BALANCE AT BEGINNING OF PERIOD	$415,425	$595,620	$398,086	$587,424
NET INCOME	10,579	58,233	63,976	104,449
CASH DIVIDENDS DECLARED:				
Common Stock	35,744	37,703	71,488	75,406
Cumulative Preferred Stock	315	316	629	633
BALANCE AT END OF PERIOD	$389,945	$615,834	$389,945	$615,834

See Notes to Financial Statements beginning on page L-1.

OHIO POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
ASSETS		
ELECTRIC UTILITY PLANT:		
Production	$2,955,482	$2,764,155
Transmission	884,720	870,033
Distribution	1,059,174	1,040,940
General (including mining assets)	523,987	707,417
Construction Work in Progress	83,461	195,086
Total Electric Utility Plant	5,506,824	5,577,631
Accumulated Depreciation and Amortization	2,670,874	2,764,130
NET ELECTRIC UTILITY PLANT	2,835,950	2,813,501
OTHER PROPERTY AND INVESTMENTS	114,811	109,124
LONG-TERM ENERGY TRADING CONTRACTS	479,759	256,455
CURRENT ASSETS:		
Cash and Cash Equivalents	28,943	31,393
Advances to Affiliates	-	92,486
Accounts Receivable:		
Customers	174,891	139,732
Affiliated Companies	141,778	126,203
Miscellaneous	26,188	39,046
Allowance for Uncollectible Accounts	(1,026)	(1,054)
Fuel – at average cost	100,400	82,291
Materials and Supplies – at average cost	75,692	96,053
Energy Trading Contracts	1,389,132	1,617,660
Prepayments and Other	17,766	33,146
TOTAL CURRENT ASSETS	1,953,764	2,256,956
REGULATORY ASSETS	674,099	714,710
DEFERRED CHARGES	59,384	101,690
TOTAL ASSETS	$6,117,767	$6,252,436

See Notes to Financial Statements beginning on page L-1.

OHIO POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common Stock – No Par Value:		
Authorized – 40,000,000 Shares		
Outstanding – 27,952,473 Shares	$ 321,201	$ 321,201
Paid-in Capital	462,483	462,483
Accumulated Other Comprehensive Income (Loss)	(325)	-
Retained Earnings	389,945	398,086
Total Common Shareholder's Equity	1,173,304	1,181,770
Cumulative Preferred Stock:		
Not Subject to Mandatory Redemption	16,648	16,648
Subject to Mandatory Redemption	8,850	8,850
Long-term Debt	1,078,354	1,077,987
TOTAL CAPITALIZATION	2,277,156	2,285,255
OTHER NONCURRENT LIABILITIES	515,450	542,017
CURRENT LIABILITIES:		
Long-term Debt Due Within One Year	-	117,506
Advances from Affiliates	252,323	-
Accounts Payable – General	160,578	179,691
Accounts Payable – Affiliated Companies	77,477	121,360
Customer Deposits	7,368	39,736
Taxes Accrued	184,079	223,101
Interest Accrued	24,299	20,458
Obligations Under Capital Leases	14,057	32,716
Energy Trading Contracts	1,358,005	1,662,315
Other	140,792	151,934
TOTAL CURRENT LIABILITIES	2,218,978	2,548,817
DEFERRED INCOME TAXES	609,885	621,941
DEFERRED INVESTMENT TAX CREDITS	23,644	25,214
LONG-TERM ENERGY TRADING CONTRACTS	431,934	206,187
REGULATORY LIABILITIES AND DEFERRED CREDITS	40,720	23,005
CONTINGENCIES (Note 8)		
TOTAL CAPITALIZATION AND LIABILITIES	$6,117,767	$6,252,436

See Notes to Financial Statements beginning on page L-1.

OHIO POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

| | Six Months Ended June 30, | |
| | 2001 | 2000 |
	(in thousands)	
OPERATING ACTIVITIES:		
Net Income	$ 63,976	$ 104,449
Adjustments for Noncash Items:		
Depreciation	93,161	100,439
Amortization of Transition Assets	36,705	-
Deferred Federal Income Taxes	116	(6,387)
Deferred Fuel Costs (net)	-	(8,844)
Amortization of Deferred Property Taxes	40,596	39,944
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable (net)	(37,904)	(88,341)
Fuel, Materials and Supplies	2,252	47,680
Accrued Utility Revenues	264	45,575
Prepayments and Other Current Assets	15,116	(6,219)
Accounts Payable	(62,996)	129,756
Customer Deposits	(32,368)	(1,209)
Taxes Accrued	(39,022)	(44,129)
Interest Accrued	3,841	1,334
Energy Trading Contract (net)	(73,339)	(8,546)
Other (net)	(24,345)	10,864
Net Cash Flows From (Used For) Operating Activities	(13,947)	316,366
INVESTING ACTIVITIES:		
Construction Expenditures	(151,314)	(91,118)
Proceeds from Sale of Property and Other	7,626	-
Net Cash Flows Used For Investing Activities	(143,688)	(91,118)
FINANCING ACTIVITIES:		
Issuance of Long-term Debt	-	74,748
Change in Advances to Affiliates (net)	344,809	(148,965)
Change in Short-term Debt (net)	-	(194,918)
Retirement of Cumulative Preferred Stock	-	(160)
Retirement of Long-term Debt	(117,506)	(11,752)
Dividends Paid on Common Stock	(71,488)	(75,406)
Dividends Paid on Cumulative Preferred Stock	(630)	(633)
Net Cash Flows From (Used For) Financing Activities	155,185	(357,086)
Net Decrease in Cash and Cash Equivalents	(2,450)	(131,838)
Cash and Cash Equivalents at Beginning of Period	31,393	157,138
Cash and Cash Equivalents at End of Period	$ 28,943	$ 25,300

Supplemental Disclosure:
Cash paid for interest net of capitalized amounts was $40,580,000 and $40,791,000 and for income taxes was $54,694,000 and $64,597,000 in 2001 and 2000, respectively. Noncash acquisitions under capital leases were $522,000 and $8,422,000 in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

PUBLIC SERVICE COMPANY OF OKLAHOMA AND SUBSIDIARIES
MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

SECOND QUARTER 2001 vs. SECOND QUARTER 2000
AND
YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000

We have two businesses: wholesale which consists of generation, power marketing and trading of electricity; and energy delivery which consists of transmission and distribution services. Since the merger of AEP and CSW, we participate in power marketing and trading activities conducted on our behalf by the AEP System.

Although revenues increased substantially, operating expenses increased by a greater amount causing net income to decrease by $2.8 million or 19% in the second quarter and $5.5 million or 35% in the first half of 2001.

Income statement line items which changed significantly were:

	Increase (Decrease)			
	Second Quarter		Year-to-Date	
	(in millions)	%	(in millions)	%
Operating Revenues	$189	90	$384	104
Fuel Expense	70	92	110	75
Purchased Power Expense	118	373	264	505
Other Operation Expense	6	21	17	32
Federal Income Taxes	(3)	(40)	(5)	(61)

The significant increase in operating revenues was due to participation in the AEP System's power marketing and trading activities subsequent to June 2000. Revenues for the year-to-date period also increased as a result of the absence of a 2000 adjustment due to a FERC-approved Transmission Coordination Agreement, which decreased revenues and other operation expenses in 2000. The transmission coordination agreement provides the means by which the AEP West electric operating companies plan, operate and maintain their four separate transmission systems as a single unit. The agreement also established the method by which these companies allocate revenues and costs received under open access transmission tariffs.

Fuel expense increased due primarily to a rise in the average unit fuel cost reflecting an increase in natural gas prices.

The increase in purchased power expense was primarily attributable to participation in the AEP System's power marketing and trading activities.

Other operation expenses increased in the second quarter due to increased transmission expenses, public liability insurance premiums, and power trading incentive compensation. Expenses increased for the first half of 2001 due mainly to the absence of a 2000 favorable adjustment due to the FERC-approved Transmission Coordination Agreement mentioned above, along with increased incentive compensation for power trading and transmission expenses.

Federal income tax expense associated with utility operations decreased as a result of a decline in pre-tax book income.

PUBLIC SERVICE COMPANY OF OKLAHOMA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
		(in thousands)		
OPERATING REVENUES	$398,194	$209,172	$754,333	$370,501
OPERATING EXPENSES:				
Fuel	145,927	75,808	257,728	147,394
Purchased Power	149,261	31,541	315,807	52,207
Other Operation	34,332	28,476	68,889	52,232
Maintenance	12,859	13,408	22,689	21,995
Depreciation and Amortization	19,673	18,926	39,144	37,838
Taxes Other Than Federal Income Taxes	9,550	8,819	16,923	16,058
Federal Income Taxes	4,650	7,692	2,871	7,415
TOTAL OPERATING EXPENSES	376,252	184,670	724,051	335,139
OPERATING INCOME	21,942	24,502	30,282	35,362
NONOPERATING INCOME	92	494	695	716
INCOME BEFORE INTEREST CHARGES	22,034	24,996	30,977	36,078
INTEREST CHARGES	10,113	10,296	20,616	20,213
NET INCOME	11,921	14,700	10,361	15,865
PREFERRED STOCK DIVIDEND REQUIREMENTS	53	53	106	106
EARNINGS APPLICABLE TO COMMON STOCK	$ 11,868	$ 14,647	$10,255	$ 15,759

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
		(in thousands)		
BALANCE AT BEGINNING OF PERIOD	$123,015	$123,348	$137,688	$139,236
NET INCOME	11,921	14,700	10,361	15,865
CASH DIVIDENDS DECLARED:				
Common Stock	13,060	17,000	26,120	34,000
Preferred Stock	53	53	106	106
BALANCE AT END OF PERIOD	$121,823	$120,995	$121,823	$120,995

The common stock of PSO is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.

PUBLIC SERVICE COMPANY OF OKLAHOMA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
ASSETS		
ELECTRIC UTILITY PLANT:		
Production	$ 914,958	$ 914,096
Transmission	415,083	396,695
Distribution	960,152	938,053
General	209,171	206,731
Construction Work in Progress	157,452	149,095
Total Electric Utility Plant	2,656,816	2,604,670
Accumulated Depreciation and Amortization	1,167,875	1,150,253
NET ELECTRIC UTILITY PLANT	1,488,941	1,454,417
OTHER PROPERTY AND INVESTMENTS	39,749	38,211
LONG-TERM ENERGY TRADING CONTRACTS	26,801	52,629
CURRENT ASSETS:		
Cash and Cash Equivalents	10,906	11,301
Accounts Receivable:		
Customers	32,105	59,957
Affiliated Companies	13,817	3,453
Fuel – at LIFO costs	20,078	28,113
Materials and Supplies - at average costs	31,583	29,642
Under-recovered Fuel Costs	11,519	43,267
Energy Trading Contracts	93,037	382,380
Prepayments	2,816	1,559
TOTAL CURRENT ASSETS	215,861	559,672
REGULATORY ASSETS	23,106	29,338
DEFERRED CHARGES	22,116	7,889
TOTAL ASSETS	$1,816,574	$2,142,156

See Notes to Financial Statements beginning on page L-1.

PUBLIC SERVICE COMPANY OF OKLAHOMA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common Stock – $15 Par Value:		
Authorized Shares: 11,000,000 Shares		
Issued Shares: 10,482,000 shares and		
Outstanding Shares: 9,013,000 Shares	$ 157,230	$ 157,230
Paid-in Capital	180,000	180,000
Retained Earnings	121,823	137,688
Total Common Shareholder's Equity	459,053	474,918
Cumulative Preferred Stock Not Subject to Mandatory Redemption	5,283	5,283
PSO-Obligated, Mandatorily Redeemable Preferred Securities of Subsidiary		
Trust Holding Solely Junior Subordinated Debentures of PSO	75,000	75,000
Long-term Debt	450,975	450,822
TOTAL CAPITALIZATION	990,311	1,006,023
CURRENT LIABILITIES:		
Long-term Debt Due Within One Year	-	20,000
Advances from Affiliates	147,447	81,120
Accounts Payable – General	60,949	104,379
Accounts Payable – Affiliated Companies	55,104	64,556
Customers Deposits	22,497	19,294
Taxes Accrued	29,665	1,659
Interest Accrued	7,389	8,336
Energy Trading Contracts	92,367	389,279
Other	12,615	12,137
TOTAL CURRENT LIABILITIES	428,033	700,760
DEFERRED INCOME TAXES	302,746	312,060
DEFERRED INVESTMENT TAX CREDITS	34,888	35,783
REGULATORY LIABILITIES AND DEFERRED CREDITS	32,342	35,292
LONG-TERM ENERGY TRADING CONTRACTS	28,254	52,238
CONTINGENCIES (Note 8)		
TOTAL CAPITALIZATION AND LIABILITIES	$1,816,574	$2,142,156

See Notes to Financial Statements beginning on page L-1.

PUBLIC SERVICE COMPANY OF OKLAHOMA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,	
	2001	2000
	(in thousands)	
OPERATING ACTIVITIES:		
Net Income	$ 10,361	$ 15,865
Adjustments for Noncash Items:		
Depreciation and Amortization	39,144	37,838
Deferred Income Taxes	(10,754)	18,715
Deferred Investment Tax Credits	(895)	(896)
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable (net)	17,488	(2,608)
Fuel, Materials and Supplies	6,094	1,932
Accounts Payable	(52,882)	48,788
Taxes Accrued	28,006	(22,413)
Other Property and Investments	(1,178)	2,391
Transmission Coordination Agreement Settlement	-	(15,063)
Deferred Property Taxes	(14,951)	-
Fuel Recovery	31,748	(25,571)
Other (net)	(5,276)	796
Net Cash Flows From Operating Activities	46,905	59,774
INVESTING ACTIVITIES:		
Construction Expenditures	(67,042)	(80,997)
Other	(359)	(4,694)
Net Cash Flows Used For Investing Activities	(67,401)	(85,691)
FINANCING ACTIVITIES:		
Retirement of Long-term Debt	(20,000)	(10,000)
Retirement of Cumulative Preferred Stock	-	(1)
Change in Advances from Affiliates (net)	66,327	69,690
Dividends Paid on Common Stock	(26,120)	(34,000)
Dividends Paid on Cumulative Preferred Stock	(106)	(108)
Net Cash Flows From Financing Activities	20,101	25,581
Net Increase in Cash and Cash Equivalents	(395)	(336)
Cash and Cash Equivalents at Beginning of Period	11,301	3,173
Cash and Cash Equivalents at End of Period	$10,906	$ 2,837

Supplemental Disclosure:
Cash paid for interest net of capitalized amounts was $19,011,000 and $16,754,000 and for income taxes was $1,978,000 and $11,725,000 in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

SECOND QUARTER 2001 vs. SECOND QUARTER 2000
AND
YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000

We have two businesses: wholesale which consists of generation, power marketing and trading of electricity; and energy delivery which consists of transmission and distribution services. Since the merger of AEP and CSW, we participate in power marketing and trading activities conducted on our behalf by the AEP System.

Net income increased $11.2 million, or 42%, for the first half of 2001 despite a small decrease in the quarter of $1 million, or 5%. The increase for the first half of 2001 resulted from the favorable impact of our power marketing and trading operations. Income statement line items which changed significantly were:

	Increase (Decrease)			
	Second Quarter		Year-to-Date	
	(in millions)	%	(in millions)	%
Operating Revenues	$162	60	$376	78
Fuel Expense	10	9	39	19
Purchased Power Expense	149	776	307	991
Other Operation Expense	(3)	(9)	1	2
Depreciation and Amortization	6	21	7	12
Taxes Other Than Federal Income Taxes	2	11	5	21
Federal Income Taxes	-	-	6	73

The significant increase in operating revenues and purchased power expense for the quarter and first half of 2001 resulted from increased trading volumes of the wholesale business due to the post merger favorable impact of AEP's power marketing and trading operations. SWEPCo began sharing in AEP's marketing and trading transactions as a result of the merger of AEP and CSW in June 2000.

Fuel expense for the wholesale business increased due primarily to an increase in the average unit cost of fuel as a result of higher spot market natural gas prices.

Other operation expense decreased for the quarter due to the reversal of a $4 million environmental reserve originally recorded in the fourth quarter of 1999. The reserve was set up for expected remediation work at a site on which a manufactured gas plant previously resided. In June 2001, the site was donated to a city for use as a major civic complex. As part of the donation, the city agreed to hold us harmless from any future liability arising from the site. Other operation expense increased for the year-to-date period as a result of a bad debt write-off, our share of power trading incentive compensation incurred since the June 2000 merger and increased transmission services expense partially offset by the reversal of the $4 million environmental reserve.

Depreciation and amortization expenses increased due to an increase in excess earnings accruals under the Texas restructuring legislation.

Taxes other than federal income taxes increased during the second quarter due to increased state income taxes reflecting higher state taxable income. The increase for the first six months of 2001 is due to a favorable adjustment of ad valorem taxes recorded in 2000 and increased state income taxes due to increased state taxable income.

The increase in federal income tax expense attributable to operations was primarily due to an increase in pre-tax operating income.

SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
OPERATING REVENUES	$434,795	$272,409	$860,484	$484,565
OPERATING EXPENSES:				
Fuel	124,151	113,773	242,397	203,125
Purchased Power	168,671	19,252	337,528	30,950
Other Operation	34,071	37,362	73,339	72,060
Maintenance	20,431	20,906	35,667	35,212
Depreciation and Amortization	33,328	27,525	61,458	54,882
Taxes Other Than Federal Income Taxes	14,986	13,455	29,252	24,116
Federal Income Taxes	6,508	6,840	14,208	8,193
TOTAL OPERATING EXPENSES	402,146	239,113	793,849	428,538
OPERATING INCOME	32,649	33,296	66,635	56,027
NONOPERATING INCOME	30	678	277	445
INCOME BEFORE INTEREST CHARGES	32,679	33,974	66,912	56,472
INTEREST CHARGES	14,895	15,188	29,259	30,023
NET INCOME	17,784	18,786	37,653	26,449
PREFERRED STOCK DIVIDEND REQUIREMENTS	58	57	115	114
EARNINGS APPLICABLE TO COMMON STOCK	$ 17,726	$ 18,729	$ 37,538	$ 26,335

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
BALANCE AT BEGINNING OF PERIOD	$295,248	$275,652	$293,989	$283,546
NET INCOME	17,784	18,786	37,653	26,449
CASH DIVIDENDS DECLARED:				
Common Stock	18,552	15,500	37,105	31,000
Preferred Stock	58	57	115	114
BALANCE AT END OF PERIOD	$294,422	$278,881	$294,422	$278,881

The common stock of the Company is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.

SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
ASSETS		
ELECTRIC UTILITY PLANT:		
Production	$1,472,831	$1,414,527
Transmission	531,793	519,317
Distribution	1,024,442	1,001,237
General	327,976	325,948
Construction Work in Progress	48,381	57,995
Total Electric Utility Plant	3,405,423	3,319,024
Accumulated Depreciation and Amortization	1,500,099	1,457,005
NET ELECTRIC UTILITY PLANT	1,905,324	1,862,019
OTHER PROPERTY AND INVESTMENTS	41,443	39,627
LONG-TERM ENERGY TRADING CONTRACTS	32,212	63,028
CURRENT ASSETS:		
Cash and Cash Equivalents	1,954	1,907
Accounts Receivable:		
Customers	50,532	41,399
Affiliated Companies	-	11,419
Fuel Inventory – at average cost	43,194	40,024
Under-recovered Fuel	44,916	35,469
Materials and Supplies – at average cost	30,004	25,137
Energy Trading Contracts	112,529	457,936
Prepayments	18,562	16,780
TOTAL CURRENT ASSETS	301,691	630,071
REGULATORY ASSETS	52,123	57,082
DEFERRED CHARGES	83,774	10,707
TOTAL ASSETS	$2,416,567	$2,662,534

See Notes to Financial Statements beginning on page L-1.

SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common Stock – $18 Par Value:		
Authorized – 7,600,000 Shares		
Outstanding – 7,536,640 Shares	$ 135,660	$ 135,660
Paid-in Capital	245,000	245,000
Retained Earnings	294,422	293,989
Total Common Shareowner's Equity	675,082	674,649
Preferred Stock	4,704	4,704
SWEPCO-OBLIGATED, MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF SWEPCO	110,000	110,000
Long-term Debt	494,876	645,368
TOTAL CAPITALIZATION	1,284,662	1,434,721
OTHER NONCURRENT LIABILITIES	32,377	11,290
CURRENT LIABILITIES:		
Long-term Debt Due Within One Year	150,595	595
Advances from Affiliates	136,483	16,823
Accounts Payable – General	63,892	107,747
Accounts Payable – Affiliated Companies	34,650	36,021
Customer Deposits	20,471	16,433
Taxes Accrued	52,382	11,224
Interest Accrued	13,466	13,198
Energy Trading Contracts	111,582	466,198
Other	20,487	15,064
TOTAL CURRENT LIABILITIES	604,008	683,303
DEFERRED INCOME TAXES	396,364	399,204
DEFERRED INVESTMENT TAX CREDITS	50,955	53,167
REGULATORY LIABILITIES AND DEFERRED CREDITS	15,189	18,288
LONG-TERM ENERGY TRADING CONTRACTS	33,012	62,561
CONTINGENCIES (Note 8)		
TOTAL CAPITALIZATION AND LIABILITIES	$2,416,567	$2,662,534

See Notes to Financial Statements beginning on page L-1.

SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

| | Six Months Ended June 30, | |
	2001	2000
	(in thousands)	
OPERATING ACTIVITIES:		
Net Income	$ 37,653	$ 26,449
Adjustments for Noncash Items:		
Depreciation and Amortization	61,458	54,882
Deferred Income Taxes	(4,546)	9,960
Deferred Investment Tax Credits	(2,212)	(2,241)
Deferred Property Taxes	(17,703)	-
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable (net)	2,286	8,375
Fuel, Materials and Supplies	(4,266)	(5,890)
Accounts Payable	(45,226)	29,989
Taxes Accrued	41,158	(8,474)
Transmission Coordination Agreement Settlement	-	(24,406)
Fuel Recovery	(9,447)	(18,218)
Other	(5,553)	647
Net Cash Flows From Operating Activities	53,602	71,073
INVESTING ACTIVITIES:		
Construction Expenditures	(49,418)	(61,879)
Purchase of Dolet Hills	(85,716)	-
Other	(411)	(4,338)
Net Cash Flows Used For Investing Activities	(135,545)	(66,217)
FINANCING ACTIVITIES:		
Issuance of Long-term Debt	-	149,367
Retirement of Long-term Debt	(450)	(45,451)
Change in Advances from Affiliates (net)	119,660	(77,655)
Dividends Paid on Common Stock	(37,105)	(31,000)
Dividends Paid on Cumulative Preferred Stock	(115)	(119)
Net Cash Flows From (Used For) Financing Activities	81,990	(4,858)
Net Increase (Decrease) in Cash and Cash Equivalents	47	(2)
Cash and Cash Equivalents at Beginning of Period	1,907	3,043
Cash and Cash Equivalents at End of Period	$ 1,954	$ 3,041

Supplemental Disclosure:
Cash paid for interest net of capitalized amounts was $25,743,000 and $20,711,000 and for income taxes was $4,144,000 and $14,270,000 in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

WEST TEXAS UTILITIES COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

SECOND QUARTER 2001 vs. SECOND QUARTER 2000
AND
YEAR-TO-DATE 2001 vs. YEAR-TO-DATE 2000

We have two businesses: wholesale which consists of generation, power marketing and trading of electricity; and energy delivery which consists of transmission and distribution services. Since the merger of AEP and CSW, we participate in power marketing and trading activities conducted on our behalf by the AEP System.

Net income decreased $1.9 million or 24% for the quarter and was $4.9 million, or 41%, lower for the six months ended June 30, 2001. The decreases were primarily due to increased operating expenses primarily higher transmission related expenses offset in part by trading related activities and nonoperating income. Income statement line items which changed significantly were:

	Increase (Decrease)			
	Second Quarter		Year-to-Date	
	(in millions)	%	(in millions)	%
Operating Revenues	$62	47	$161	71
Fuel Expense	-	-	31	41
Purchased Power Expense	58	258	125	334
Other Operation Expense	10	61	15	42
Maintenance Expense	2	40	2	17
Federal Income Taxes	(3)	(56)	(5)	(69)
Nonoperating Income	3	82	4	127

The significant increase in operating revenues was primarily due to the participation in the AEP System's power marketing and trading activities subsequent to June 2000 and higher fuel related revenues due to increased fuel and purchased power expense of the wholesale business. WTU began sharing in AEP's marketing and trading transactions as a result of the merger of AEP and CSW in June 2000.

Fuel expense increased due primarily to an increase in the average unit cost of fuel as a result of higher spot market natural gas prices.

Purchased power expense's significant rise was primarily attributable to participation in AEP's trading operation and the impact of natural gas prices on wholesale purchased power prices.

Other operation expense increase is due primarily to a 2000 reduction in energy delivery's transmission expenses that resulted from new prices for the Electric Reliability Council of Texas (ERCOT) transmission grid. Other operation expense also increased year-to-date due to a favorable adjustment made in January 2000 related to the FERC approved Transmission Coordination Agreement.

Maintenance expense increased due to a scheduled overhaul in 2001 of Oklaunion Power Plant of our wholesale business.

Federal income taxes attributable to operations decreased due primarily to a decrease in pre-tax income.

The increase in nonoperating income was due primarily to a loss provision recorded in the second quarter of 2000 for the termination of merchandise sales and the cost of phasing out the merchandising sales program.

WEST TEXAS UTILITIES COMPANY
STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
OPERATING REVENUES	$192,839	$130,742	$387,845	$227,277
OPERATING EXPENSES:				
Fuel	46,848	47,207	106,753	75,787
Purchased Power	80,485	22,455	162,177	37,348
Other Operation	25,355	15,751	51,111	36,055
Maintenance	7,046	5,045	11,608	9,907
Depreciation and Amortization	11,529	11,292	23,300	22,533
Taxes Other Than Federal Income Taxes	6,775	6,653	12,813	11,616
Federal Income Taxes	2,373	5,401	2,263	7,312
TOTAL OPERATING EXPENSES	180,411	113,804	370,025	200,558
OPERATING INCOME	12,428	16,938	17,820	26,719
NONOPERATING INCOME (LOSS)	(553)	(3,149)	878	(3,239)
INCOME BEFORE INTEREST CHARGES	11,875	13,789	18,698	23,480
INTEREST CHARGES	5,742	5,719	11,674	11,577
NET INCOME	6,133	8,070	7,024	11,903
PREFERRED STOCK DIVIDEND REQUIREMENTS	26	26	52	52
EARNINGS APPLICABLE TO COMMON STOCK	$ 6,107	$ 8,044	$ 6,972	$11,851

STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
	(in thousands)			
BALANCE AT BEGINNING OF PERIOD	$116,247	$112,549	$122,588	$113,242
NET INCOME	6,133	8,070	7,024	11,903
DEDUCTIONS:				
Cash Dividends Declared:				
Common Stock	7,206	4,500	14,412	9,000
Preferred Stock	26	26	52	52
BALANCE AT END OF PERIOD	$115,148	$116,093	$115,148	$116,093

The common stock of the Company is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.

WEST TEXAS UTILITIES COMPANY
BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
ASSETS		
ELECTRIC UTILITY PLANT:		
Production	$ 437,880	$ 431,793
Transmission	236,532	235,303
Distribution	424,258	416,587
General	112,139	110,832
Construction Work in Progress	35,156	34,824
Total Electric Utility Plant	1,245,965	1,229,339
Accumulated Depreciation and Amortization	531,411	515,041
NET ELECTRIC UTILITY PLANT	714,554	714,298
OTHER PROPERTY AND INVESTMENTS	24,100	23,154
LONG-TERM ENERGY TRADING CONTRACTS	10,705	20,944
CURRENT ASSETS:		
Cash and Cash Equivalents	3,982	6,941
Accounts Receivable:		
Customers	19,111	36,217
Affiliated Companies	8,271	16,095
Allowance for Uncollectible Accounts	(299)	(288)
Fuel Inventory – at average cost	14,861	12,174
Materials and Supplies – at average cost	11,099	10,510
Underrecovered Fuel	59,129	68,107
Energy Trading Contracts	37,398	152,174
Prepayments and Other Current Assets	811	851
TOTAL CURRENT ASSETS	154,363	302,781
REGULATORY ASSETS	19,075	24,808
DEFERRED CHARGES	10,188	2,947
TOTAL ASSETS	$ 932,985	$1,088,932

See Notes to Financial Statements beginning on page L-1.

WEST TEXAS UTILITIES COMPANY
BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	(in thousands)	
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common Stock – $25 Par Value:		
Authorized – 7,800,000 Shares		
Outstanding – 5,488,560 Shares	$ 137,214	$ 137,214
Paid-in Capital	2,236	2,236
Retained Earnings	115,148	122,588
Total Common Shareowner's Equity	254,598	262,038
Cumulative Preferred Stock Not Subject to Mandatory Redemption	2,482	2,482
Long-term Debt	255,905	255,843
TOTAL CAPITZALIZATION	512,985	520,363
CURRENT LIABILITIES:		
Advances from Affiliates	71,953	58,578
Accounts Payable – General	32,073	45,562
Accounts Payable – Affiliated Companies	12,896	42,212
Customer Deposits	4,614	2,659
Taxes Accrued	32,206	18,901
Interest Accrued	3,119	3,717
Energy Trading Contracts	37,083	154,919
Other	8,895	7,906
TOTAL CURRENT LIABILITIES	202,839	334,454
DEFERRED INCOME TAXES	152,232	157,038
DEFERRED INVESTMENT TAX CREDITS	23,416	24,052
LONG-TERM ENERGY TRADING CONTRACTS	10,972	20,789
REGULATORY LIABILITIES AND DEFERRED CREDITS	30,541	32,236
CONTINGENCIES (Note 8)		
TOTAL CAPITALIZATION AND LIABILITIES	$ 932,985	$1,088,932

See Notes to Financial Statements beginning on page L-1.

WEST TEXAS UTILITIES COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

| | Six Months Ended June 30, | |
	2001	2000
	(in thousands)	
OPERATING ACTIVITIES:		
Net Income	$ 7,024	$ 11,903
Adjustments for Noncash Items:		
Depreciation and Amortization	23,300	22,959
Deferred Income Taxes	(4,738)	(1,220)
Deferred Investment Tax Credits	(636)	(636)
Changes in Certain Current Assets and Liabilities:		
Accounts Receivable (net)	24,941	8,644
Fuel, Materials and Supplies	(3,276)	5,682
Accounts Payable	(42,805)	11,627
Taxes Accrued	13,305	(1,981)
Transmission Coordination Agreement Settlement	-	15,465
Deferred Property Taxes	(6,200)	-
Fuel Recovery	8,978	(5,818)
Other (net)	(1,324)	(894)
Net Cash Flows From Operating Activities	18,569	65,731
INVESTING ACTIVITIES:		
Construction Expenditures	(20,312)	(32,470)
Other	(127)	(1,878)
Net Cash Flows Used For Investing Activities	(20,439)	(34,348)
FINANCING ACTIVITIES:		
Retirement of Long-term Debt	-	(40,000)
Change in Advances from Affiliates (net)	13,375	19,048
Dividends Paid on Common Stock	(14,412)	(9,000)
Dividends Paid on Cumulative Preferred Stock	(52)	(55)
Net Cash Flows Used For Financing Activities	(1,089)	(30,007)
Net Increase (Decrease) in Cash and Cash Equivalents	(2,959)	1,376
Cash and Cash Equivalents at Beginning of Period	6,941	6,074
Cash and Cash Equivalents at End of Period	$ 3,982	$ 7,450

Supplemental Disclosure:
Cash paid (received) for interest net of capitalized amounts was $10,139,000 and $9,053,000 and for income taxes was ($2,957,000) and $5,442,000 in 2001 and 2000, respectively.

See Notes to Financial Statements beginning on page L-1.

NOTES TO FINANCIAL STATEMENTS
<u>JUNE 30, 2001</u>
(UNAUDITED)

The notes to financial statements are a combined presentation for AEP and its subsidiary registrants as follows:

1.	General	AEP, AEGCo, APCo, CPL, CSPCo, I&M, KPCo, OPCo, PSO, SWEPCo, WTU
2.	Extraordinary Items	AEP, CSPCo, OPCo
3.	Acquisitions and Sales of Assets	AEP, OPCo, SWEPCo
4.	Rate Matters	AEP, CPL, SWEPCo, WTU
5.	Industry Restructuring	AEP, APCo, CPL, CSPCo, I&M, OPCo, PSO, SWEPCo, WTU
6.	Business Segments	AEP, AEGCo, APCo, CPL, CSPCo, I&M, KPCo, OPCo, PSO, SWEPCo, WTU
7.	Financing and Related Activities	AEP, APCo, CPL, CSPCo, I&M, KPCo, OPCo, PSO, SWEPCo, WTU
8.	Contingencies	AEP, AEGCo, APCo, CPL, CSPCo, I&M, KPCo, OPCo, PSO, SWEPCo, WTU

1. <u>GENERAL</u>

The accompanying unaudited financial statements should be read in conjunction with the 2000 Annual Report as incorporated in and filed with the Form 10-K.

The AEP System operating companies have reclassified certain settled forward energy transactions of their trading operation from a net to a gross basis of presentation in order to better reflect the scope and nature of the AEP System's energy sales and purchases. All financially net settled trading transactions, such as swaps, futures, and unexercised options, continue to be reported on a net basis, reflecting the financial nature of these transactions. The following prior year amounts were reclassified from revenues to purchased power expense to present the prior period on a comparable basis:

Company	Three Months Ended June 30, 2000	Six Months Ended June 30, 2000
	(in thousands)	
AEP	$4,968,235	$8,064,527
APCo	1,030,774	1,596,856
CSPCo	597,406	932,417
I&M	649,433	1,013,598
KPCo	244,901	379,152
OPCo	896,008	1,398,435

In the opinion of management, the unaudited financial statements reflect all normal recurring accruals and adjustments which are necessary for a fair presentation of the results of operations for interim periods.

2. EXTRAORDINARY ITEMS

OPCo and CSPCo Recognize Loss from the Stranding of Ohio Gross Receipts Tax

OPCo and CSPCo recognized an extraordinary loss for stranded Ohio Public Utility Excise Tax (commonly known as the Gross Receipts Tax – GRT) net of allowable Ohio coal credits during the quarter ended June 30, 2001. This loss resulted from regulatory decisions in connection with Ohio deregulation which stranded the recovery of the GRT. The components of the extraordinary loss by company were:

	CSPCo	OPCo	Total
	(in thousands)		
Gross Receipts Tax	$42,493	$50,461	$92,954
Less Coal Credits	7,733	17,361	25,094
Net Liability for Ohio Gross Receipts Tax	34,760	33,100	67,860
Less Income Tax Benefit	8,353	11,585	19,938
Extraordinary Loss	$26,407	$21,515	$47,922

As discussed in Note 7 of the 2000 Annual Report, CSPCo and OPCo appealed to the Ohio Supreme Court a PUCO order on Ohio restructuring that the companies believe failed to provide for recovery for the final year of the GRT. Effective May 1, 2001, the PUCO order reduced the companies' rates by the annual level of GRT. Effective with the liability affixing on May 1, 2001, the PUCO's decision to deny recovery in the final year of the GRT resulted, under SFAS 101, in an extraordinary impairment of the prepaid asset due to the deregulation of the companies' generation business.

CSPCo and OPCo continue to seek recovery at the Ohio Supreme Court where a decision is expected in 2002.

3. ACQUISITIONS AND SALES OF ASSETS

Acquisition of Houston Pipe Line Company – Affecting AEP

On June 1, 2001, AEP, through a wholly owned subsidiary, purchased Houston Pipe Line Company and Lodisco LLC for $727 million. The acquired assets include 4,200 miles of gas pipeline, a 30-year sublease of a gas storage facility and certain gas marketing contracts. The purchase method of accounting was used to record the acquisition. AEP may adjust the allocation of purchase price for changes in its preliminary evaluations and assumptions based on review of additional information. The purchase method results in the assets and earnings of the acquired operations being included in AEP's consolidated financial statements from the purchase date.

Acquisition of Lignite Mining Operations – Affecting AEP and SWEPCo

On June 1, 2001, SWEPCo assumed mining operations at its jointly owned lignite reserves in Louisiana. To settle litigation, which is discussed in Note 8, SWEPCo paid $86 million to purchase the mining assets and rights of the previous mine operator and assumed existing mine reclamation liabilities. The lignite from the mine will continue to supply SWEPCo's jointly owned power plant. Management expects the acquisition to have minimal impact on results of operations.

Sale of Generating Assets – Affecting AEP

In July 2001, AEP, through a wholly owned subsidiary, sold its 50% interest in a 120-megawatt generating plant located in Mexico. The sale resulted in a third quarter after tax gain of approximately $11 million.

Sale of Affiliated Coal Mines – Affecting AEP and OPCo

In July 2001 AEP and OPCo sold coal mines in Ohio and West Virginia and agreed to purchase approximately 34 million tons of coal from the purchaser of the mines through 2008. The sale is expected to have a nominal impact on results of operations and cash flows.

4. RATE MATTERS

Texas Fuel Costs – Affecting AEP, CPL, SWEPCo and WTU

As discussed in Note 5 of the 2000 Annual Report, AEP's Texas electric operating companies experienced natural gas fuel price increases which resulted in under-recoveries of fuel costs.

Fuel recovery for Texas utilities is a multi-step procedure. When fuel costs change, utilities file with the PUCT for authority to adjust fuel factors. If a utility's prior fuel factors result in an over- or under-recovery of fuel, the utility will also request a surcharge factor to refund or collect that amount. While fuel factors are intended to recover all fuel-related costs, final settlement of these accounts are subject to reconciliation and approval by the PUCT.

Fuel reconciliation proceedings determine whether fuel costs incurred and collected during the reconciliation period were reasonable and necessary. All fuel costs incurred since the prior reconciliation date are subject to PUCT review and approval. If material amounts are determined to be unreasonable and ordered to be refunded to customers, results of operations and cash flows would be negatively impacted.

Fuel cost in the Texas jurisdiction after 2001 will no longer be subject to PUCT review and reconciliation. During 2002 CPL, SWEPCo, and WTU will file a final fuel reconciliation with the PUCT to reconcile their fuel costs through the period ending December 31, 2001. The unrecovered deferred fuel balances at December 31, 2001 will be included in each company's 2004 true-up proceeding. If the final under-recovered fuel balances or any amounts incurred but not yet reconciled are disallowed, it would have a negative impact on results of operations.

The following table lists the Texas jurisdictional reconciliation status, total fuel cost subject to reconciliation, under-recovered fuel balances and the remaining fuel surcharge for the companies:

Company	Reconciliation completed through	Fuel cost subject to reconciliation at June 30, 2001	Under-recovered fuel balances at June 30, 2001	Remaining authorized fuel surcharge
CPL	June 30, 1998	$1.4 billion	$93 million	$25 million
SWEPCo	December 31, 1999	240 million	29 million	13 million
WTU	June 30, 1997	581 million	57 million	6 million

Under Texas restructuring, newly organized retail electric providers will make sales to consumers beginning in January 1, 2002. These sales will be at fixed rates during a transition period from 2002 through 2006. However, the fuel cost component of a retail electric providers' fixed rates will be subject to prospective adjustment twice a year based upon changes in a natural gas price index. As part of the preparation for customer choice, CPL, SWEPCo and WTU filed their proposed fuel factors to be implemented as part of the fixed rates effective January 1, 2002. The filings are pending at the PUCT.

Status of Rate Filings

Central Power and Light

In January 2001 CPL filed an application with the PUCT to implement a $175.9 million increase in fuel factors over the ten months March 2001 through December 2001. In addition, to collect its under-recovered fuel costs, CPL proposed to implement an interim fuel surcharge of $51.8 million, which includes accumulated interest on unrecovered amounts. The PUCT approved in April 2001 the implementation of a $170.5 million increase in fixed fuel factors. The PUCT voted to defer implementation of the requested fuel surcharge until the final fuel reconciliation, which occurs as part of the 2004 true-up proceeding.

Southwestern Electric Power Company

In November 2000 SWEPCo filed with the PUCT to increase its fuel factors effective January 2001 and to collect previously under-recovered fuel costs over a six-month period through a proposed interim fuel surcharge, which includes accumulated interest on previous unrecovered fuel costs. The PUCT approved an increase in SWEPCo's fuel factors of $12 million and the implementation of a fuel surcharge of $11.8 million from February to July 2001.

In May 2001 SWEPCo filed an application to increase its fuel factors by $4.3 million. The application also proposed a fuel surcharge of $18.3 million, which includes accumulated interest on previous unrecovered fuel costs. The PUCT approved in August 2001 a unanimous stipulation, requiring SWEPCo to withdraw its fuel factors request and to implement a surcharge of $10.7 million for unrecovered fuel. The PUCT deferred the remaining $6.8 million balance of unrecovered fuel until a later proceeding.

West Texas Utilities

In April 2001 the PUCT approved new fuel factors for WTU to collect $43.4 million of increased fuel costs from March through December 2001. WTU implemented the increase in its fuel factors in March 2001 after an Administrative Law Judge approved a settlement of WTU's application. WTU's original application, in January 2001, had requested a $46.5 million increase in its fuel factors.

In March 2001 WTU filed with the PUCT to implement a fuel surcharge for under-recovered fuel costs of $59.5 million including interest on previous unrecovered fuel costs. WTU requested that the surcharge be effective May 2001 through December 2001. A decision on the WTU fuel surcharge request is pending. Management expects the PUCT to defer WTU's recovery until the 2004 true-up proceeding.

Texas Transmission Rates – Affecting AEP, CPL and WTU

On June 28, 2001, the Supreme Court of Texas ruled that the transmission pricing mechanism created by the PUCT in 1996 was invalid. The court upheld an appeal filed by unaffiliated Texas utilities that the PUCT exceeded its statutory authority to set such rates for the period January 1, 1997 through August 31, 1999. Effective September 1, 1999, the legislature granted this authority to the PUCT. CPL and WTU were not parties to the case. However, the companies' transmission sales and purchases were priced using the invalid rates. It is unclear what action the PUCT will take to respond to the court's ruling. If the PUCT changes rates retroactively, the result could have a material impact on results of operations and cash flows for CPL and WTU.

Excess Earnings – Affecting AEP, CPL, SWEPCo and WTU

In March 2001 CPL, SWEPCo and WTU filed their Annual Report of Excess Earnings for 2000 with the PUCT. In July 2001 the companies received official notice of certain disagreements with the reports as filed from the Staff of the PUCT and the Office of Public Utility Counsel (OPC). The Staff and OPC took exception to certain adjustments made by the companies, and OPC also took exception to the application of certain sections of the law as it pertains to the calculation of revenue within the report.

The table below shows the amounts of excess earnings calculated by each company, the PUCT Staff and the OPC:

	2000 Excess Earnings		
	As filed by company	As calculated by PUCT Staff (in millions)	As calculated by the OPC
CPL	$12.6	$21.7	$42.4
SWEPCo	(3.7)	1.4	1.2
WTU	10.2	16.6	15.3

The companies believe that the calculations in their reports are proper and believe the ultimate amount of excess earnings finally approved by the PUCT will not have a materially adverse effect on their results of operations or cash flows. A PUCT decision is due in late August 2001.

5. INDUSTRY RESTRUCTURING

As discussed in the 2000 Annual Report, restructuring legislation has been enacted in seven of AEP's eleven state retail electric jurisdictions. The legislation provides for a transition from cost-based regulation of bundled electric service to customer choice and market pricing for the generation of electricity.

Ohio Restructuring – Affecting AEP, CSPCo and OPCo

Effective January 1, 2001, customer choice of electricity supplier began under the Ohio Act. The PUCO approved alternative suppliers (many of whom remain inactive) to compete for CSPCo's and OPCo's customers. Virtually all customers continue to be served by CSPCo and OPCo.

In accordance with the Ohio Act, CSPCo and OPCo implemented rate reductions of 5% for the generation portion of residential rates effective January 1, 2001. The generation portion of retail rates, including fuel, will remain frozen until December 31, 2005 or the PUCO determines that a competitive market exists.

On January 16, 2001, Shell Energy Services Company filed a Notice of Appeal with the Ohio Supreme Court challenging PUCO's approval of our transition settlement agreement including recovery of regulatory assets. Management is unable to predict the outcome of this litigation. The resolution of this matter could negatively impact future results of operations and cash flows.

Virginia Restructuring – Affecting AEP and APCo

In accordance with its restructuring law, the Virginia jurisdiction will begin a transition to choice of electricity supplier for retail customers on January 1, 2002. The Virginia restructuring law requires filings to be made that outline the functional separation of generation from transmission and distribution and a rate unbundling plan. APCo filed its separation plan and rate unbundling plan with the Virginia SCC. Hearings are scheduled for October 2001. Presently, capped rates are sufficient to recover generation-related regulatory assets. Management is unable to predict if the outcome of the hearings will result in the ability to recover generation-related regulatory assets.

Arkansas Restructuring – Affecting AEP and SWEPCo

In 1999 Arkansas enacted legislation to restructure its electric utility industry. In February 2001 the Arkansas General Assembly passed legislation that was signed into law by the Governor to delay restructuring. The legislation extended the date for the start of retail electric competition to October 1, 2003 and provided the Arkansas Commission with the authority to delay that date for up to two additional years.

Texas Restructuring – Affecting AEP, CPL, SWEPCo and WTU

Texas Restructuring Legislation gives customers the opportunity to choose their electric provider and eliminates the fuel clause reconciliation process beginning January 1, 2002. A 2004 true-up proceeding will determine the amount of stranded costs including the final fuel recovery, net regulatory asset recovery, excess earnings offsets and other issues.

As discussed in the 2000 Annual Report, the method used to determine initial stranded costs to be recovered beginning on January 1, 2002 is still subject to challenge. In March 2000 CPL submitted a $1.1 billion estimate of stranded costs. After hearing on the submission, the PUCT issued in February 2001 an interim decision determining an initial amount of stranded costs for CPL of negative $580 million. In April 2001 the PUCT ruled that its current estimate of CPL's stranded costs was negative $615 million. CPL disagrees with the ruling and has requested a rehearing.

In April 2001 the PUCT issued an order requiring CPL to reduce future distribution rates by $54.8 million over a five-year period in order to return estimated excess earnings for 1999, 2000 and 2001. The Texas Restructuring Legislation intended that excess earnings reduce stranded costs. Final stranded cost amounts and the treatment of excess earnings will be determined in the 2004 true-up proceeding. Currently the PUCT estimates that CPL will have no stranded costs and has ordered the rate reduction to return excess earnings. Management believes that CPL will have stranded costs in 2004, and that the current treatment of excess earnings will be amended at that time. CPL expensed excess earnings amounts in 1999, 2000 and 2001. Consequently, the April order has no effect on reported net income.

As discussed in Note 7 of the 2000 Annual Report, the PUCT authorized the issuance of up to $797 million of bonds to securitize certain of CPL's regulatory assets. The PUCT's order that authorized the securization was appealed to the Supreme Court of Texas. On June 6, 2001, the Supreme Court upheld the PUCT's securitization order. The plaintiffs have requested a rehearing. We expect the court to dismiss this request. Management plans to issue the securitization bonds prior to January 1, 2002.

On August 3, 2001, the Staff of the PUCT filed a Petition seeking a determination of whether electric operations in the SPP are ready for competition. This Petition affects SWEPCo and part of WTU. Under the Texas Restructuring Legislation, the PUCT can delay the start of competition if the market and its participants are not prepared for competition. Under the law, certain situations indicate this lack of preparedness, and in Staff's opinion, those indicators are present for the SPP area. The Petition seeks an expedited process to achieve a final PUCT determination by November 1, 2001. Management is evaluating the ramifications of a potential delay in the January 1, 2002 start date of competition for SWEPCo's and WTU's Texas operations in the SPP.

A Texas settlement agreement in connection with the AEP and CSW merger permits CPL to apply up to $20 million of previously identified STP ECOM plant assets a year in 2000 and 2001 to reduce any excess earnings. STP ECOM plant assets will be depreciated in accordance with GAAP, on a systematic and rational basis. To the extent excess earnings exceed $20 million in 2001, CPL will establish a regulatory liability or reduce regulatory assets by a charge to earnings.

In the event CPL, SWEPCo, and WTU are unable after the 2004 true-up proceeding to recover their generation-related regulatory assets, unrecovered fuel balances, stranded costs and other restructuring related costs, it could have a material adverse effect on results of operations, cash flows and possibly financial condition.

Michigan Restructuring – Affecting AEP and I&M

As discussed in the 2000 Annual Report, the Michigan Legislation gave the MPSC broad powers to implement customer choice. In compliance with MPSC orders, on June 5, 2001, I&M filed its proposed unbundled rates, open access tariffs and terms of service. MPSC action on the filing is expected in 2001 with competition commencing on January 1, 2002.

Management does not expect that I&M will incur material tangible asset impairments or regulatory asset write-offs. If I&M is not permitted to recover all or a portion of its generation-related regulatory assets, unrecorded decommissioning obligation, stranded costs and other implementation costs, it could have a material adverse effect on results of operations, cash flows and possibly financial condition.

Oklahoma Restructuring – Affecting AEP and PSO

In June 2001 the Oklahoma Governor signed into law a bill that delayed retail electric competition indefinitely. Under previously approved legislation, the start date for Oklahoma customer choice had been July 1, 2002.

6.   BUSINESS SEGMENTS

AEP's three principal business segments and their respective activities are:

- Wholesale
  - Generation of electricity for sale to retail and wholesale customers.
  - Trading of electricity and gas worldwide.
  - Other energy supply related businesses.
- Energy Delivery
  - Domestic electric transmission.
  - Domestic electric distribution.
- Other Investments
  - Foreign electricity generation investments.
  - Foreign electric distribution and supply.
  - Telecommunication services.

Amounts reported below for the three business segments include certain estimates and allocations where necessary.

	Wholesale	Energy Delivery	Other Investments	Reconciling Adjustments	Consolidated
June 30, 2001			(in millions)		
Revenues from:					
External customers	$22,877	$ 1,637	$1,881	$ 2,298	$28,693
Transactions with other operating segments	1,067	10	30	(1,107)	-
Segment EBIT	845	483	142	(71)	1,399
Total assets	29,566	14,379	7,539	(1,257)	50,227
June 30, 2000					
Revenues from:					
External customers	11,731	1,508	1,078	(63)	14,254
Transactions with other operating segments	734	1	50	(785)	-
Segment EBIT	302	513	155	(197)	773
Total assets	21,033	12,370	7,709	(713)	40,399

All of the registrant subsidiaries, except AEGCo, have two business segments. The segment results for each of these subsidiaries are reported in the table below. AEGCo has one segment, a wholesale generation business. AEGCo's results of operations are reported in AEGCo's financial statements.

Wholesale Segment

	June 30, 2001			June 30, 2000		
	Revenues From External Customers	Segment EBIT	Total Assets	Revenues From External Customers	Segment EBIT	Total Assets
	(in thousands)			(in thousands)		
APCo	$3,523,410	$107,415	$3,666,392	$2,198,766	$ 74,080	$2,970,385
CPL	1,008,450	133,445	2,935,249	535,881	100,597	2,789,432
CSPCo	2,016,002	119,544	2,499,506	1,370,892	100,274	2,107,087
I&M	2,394,505	86,108	3,994,291	1,569,142	(123,565)	3,517,833
KPCo	831,124	4,162	772,669	509,991	2,425	605,132
OPCo	3,061,833	125,565	3,927,606	2,255,604	147,781	3,657,373
PSO	644,622	12,124	859,240	267,225	14,203	747,576
SWEPCo	696,457	32,036	1,184,118	324,673	3,608	1,048,972
WTU	306,515	1,336	400,251	149,959	241	360,295

Energy Delivery Segment

	June 30, 2001			June 30, 2000		
	Revenues From External Customers	Segment EBIT	Total Assets	Revenues From External Customers	Segment EBIT	Total Assets
	(in thousands)			(in thousands)		
APCo	$300,021	$115,711	$2,892,449	$283,686	$113,629	$2,343,363
CPL	243,461	65,612	2,108,135	218,358	75,334	2,003,407
CSPCo	218,666	44,065	1,405,972	190,745	36,605	1,185,236
I&M	156,907	61,410	1,802,938	150,714	55,592	1,587,875
KPCo	67,164	27,246	748,333	64,123	30,337	586,072
OPCo	265,009	58,512	2,190,161	228,563	67,336	2,039,469
PSO	109,711	23,187	957,334	103,276	28,855	832,922
SWEPCo	164,027	51,909	1,232,449	159,892	60,994	1,091,788
WTU	81,330	21,041	532,734	77,318	28,508	479,553

Registrant Subsidiaries Company Total

	June 30, 2001			June 30, 2000		
	Revenues From External Customers	EBIT	Total Assets	Revenues From External Customers	EBIT	Total Assets
	(in thousands)			(in thousands)		
APCo	$3,823,431	$223,126	$6,558,841	$2,482,452	$187,709	$5,313,748
CPL	1,251,911	199,057	5,043,384	754,239	175,931	4,792,839
CSPCo	2,234,668	163,609	3,905,478	1,561,637	136,879	3,292,323
I&M	2,551,412	147,518	5,797,229	1,719,856	(67,973)	5,105,708
KPCo	898,288	31,408	1,521,002	574,114	32,762	1,191,204
OPCo	3,326,842	184,077	6,117,767	2,484,167	215,117	5,696,842
PSO	754,333	35,311	1,816,574	370,501	43,058	1,580,498
SWEPCo	860,484	83,945	2,416,567	484,565	64,602	2,140,760
WTU	387,845	22,377	932,985	227,277	28,749	839,848

Management's intention is to structurally and functionally separate operations into regulated and non-regulated businesses. The vertically integrated generation-transmission-distribution operations of the utility companies in Ohio and Texas (CSPCo, OPCo, CPL and WTU) will be unbundled into non-regulated wholesale and regulated energy delivery businesses. The remaining utility subsidiaries are expected to be grouped with AEP's regulated business. Management is currently in the process of obtaining the necessary regulatory approvals to support this new business structure.

7. FINANCING AND RELATED ACTIVITIES

Long-term debt and other securities issuances and retirements during the first six months of 2001 were:

Company	Type of Debt	Principal Amount	Interest Rate	Due Date
Issuances		(in millions)	(%)	
AEP	Senior Unsecured Notes	$ 250	5.50	2003
AEP	Senior Unsecured Notes	1,000	6.125	2006
Other AEP Subs.	Various	152	4.00-6.00	2001-2004
Total AEP System		$1,402		
Retirements				
APCo	First Mortgage Bonds	$100	6-3/8	2001
APCo	Senior Unsecured Notes	75	4.00-6.00	2001
CPL	Trust Preferred Securities	1	8.00	2037
I&M	First Mortgage Bonds	40	7.63	2001
KPCo	First Mortgage Bonds	20	8.95	2001
KPCo	First Mortgage Bonds	40	8.90	2001
OPCo	Senior Unsecured Notes	75	4.00-6.00	2001
OPCo	Notes Payable	30	6.20	2001
OPCo	Finance Obligation	13	6.98	2001
PSO	First Mortgage Bonds	6	5.91	2001
PSO	First Mortgage Bonds	5	6.02	2001
PSO	First Mortgage Bonds	9	6.02	2001
Other AEP Subs.	Various	43	4.00-6.00	2001
Total AEP System		$457		

In addition to the transactions reported in the table above, the following table lists intercompany issuances of debt due to AEP Co., Inc.

Company	Type of Debt	Principal Amount	Interest Rate	Due Date
Issuances		(in millions)	(%)	
KPCo	Note Payable	$ 60	6.501	2006
KPCo	Note Payable	15	4.336	2003
Non-Registrant				
AEP Subsidiaries	Note Payable	644	4.336-6.501	2001-2006
Total AEP System		$719		

8. CONTINGENCIES

Litigation

Shareholders' Litigation – Affecting AEP

In 2000 five complaints were filed against AEP seeking unspecified compensatory damages for alleged violations of federal securities laws. A court order consolidated the cases. However, the court has not determined if the plaintiffs represent a class consisting of all persons and entities who acquired AEP common stock between July 25, 1997 and June 25, 1999. On March 5, 2001, AEP filed a motion to dismiss the cases. All parties presented oral arguments on AEP's motion to dismiss on June 7, 2001.

Management believes these shareholder complaints are without merit and intends to continue to oppose them. The outcome of this litigation or its impact on results of operations, cash flows or financial condition cannot be predicted.

Municipal Franchise Fee Litigation – Affecting AEP and CPL

CPL has been involved in litigation regarding municipal franchise fees in Texas as a result of a class action suit filed by the City of San Juan, Texas in 1996. The City of San Juan claims CPL underpaid municipal franchise fees and seeks damage of up to $300 million plus attorney's fees. CPL filed a counterclaim for overpayment of franchise fees.

The litigation moved procedurally through the Texas Court System and was sent to mediation without resolution. CPL notified the cities it serves of the pending class action suit. If a final decision determines an underpayment of franchise fees, CPL has pledged to extend that final decision to cities who declined to participate in the suit. The court ruled that the class of plaintiffs would consist of approximately 30 cities and set a trial date for October 2001.

Management believes that it has substantial defenses against the cities' claims and plans to pursue its counterclaims. However, management cannot predict the outcome of this litigation or its impact on results of operations, cash flows or financial condition.

Texas Base Rate Litigation – Affecting AEP and CPL

As discussed in the 2000 Annual Report, CPL is involved in litigation concerning a 1997 PUCT base rate order. A request for review is pending before the Texas Supreme Court.

The primary issues are:
- Classification of $800 million of invested capital at STP as excess cost over market (ECOM) earning a lower return than other generating property; and
- An $18 million disallowance of affiliated service billings.

Management is unable to predict the final resolution of this litigation or its impact on results of operations and cash flows.

Lignite Mining Agreement Litigation – Affecting AEP and SWEPCo

In May 2001 SWEPCo settled ongoing litigation concerning lignite mining in Louisiana. As discussed in Note 8 of the 2000 Annual Report, SWEPCo has been involved in litigation concerning the mining of lignite from jointly owned lignite reserves. SWEPCo and CLECO are joint owners of Dolet Hills Power Station Unit 1 and own lignite reserves in the Dolet Hills area of northwestern Louisiana. In 1982 SWEPCo and CLECO entered into a lignite mining agreement with DHMV, a partnership for the mining and delivery of lignite from these reserves. Since 1997 SWEPCo and CLECO have been involved in litigation with DHMV and its partners. In 2000 the parties agreed to settle the litigation. As part of the settlement, SWEPCo purchased DHMV's interest in the mining assets and mining rights for $86 million and assumed the related obligations for mine reclamation (See Note 3). The settlement agreement gives CLECO the option to acquire up to a 50% interest in the mining assets.

Federal EPA Complaint and Notice of Violation – Affecting AEP, APCo, CSPCo, I&M, and OPCo

As discussed in the 2000 Annual Report, Federal EPA and a number of states alleged that AEP, APCo, CSPCo, I&M and OPCo modified certain generating units in violation of the Clean Air Act. The Federal EPA filed complaints against the companies in U.S. District Court for the Southern District of Ohio in 1999. A separate lawsuit initiated by certain special interest groups was consolidated with the Federal EPA case. The alleged modification of the generating units occurred over a 20 year period.

Under the Clean Air Act, if a plant undertakes a major modification that directly results in an emissions increase, permitting requirements might be triggered and the plant may be required to install additional pollution control technology. This requirement does not apply to activities such as routine maintenance, replacement of degraded equipment or failed components, or other repairs needed for the reliable, safe and efficient operation of the plant. The Clean Air Act authorizes civil penalties of up to $27,500 per day per violation at each generating unit ($25,000 per day prior to January 30, 1997).

In March 2001 the District Court ruled claims for civil penalties based on activities that occurred more than five years before the filing date of the complaints, cannot be imposed. There is no time limit on claims for injunctive relief.

In February 2001 the plaintiffs requested a determination that four projects undertaken on units at Sporn, Cardinal and Clinch River plants do not constitute "routine maintenance, repair and replacement" as used in the Clean Air Act. The AEP System companies' request to allow time for additional discovery before responding to the plaintiffs' action was granted. Management believes its maintenance, repair and replacement activities were in conformity with the Clean Air Act and intends to vigorously pursue its defense.

In the event the AEP System companies do not prevail, any capital and operating costs of additional pollution control equipment that may be required as well as any penalties imposed would adversely affect future results of operations, cash flows and possibly financial condition.

In December 2000 Cinergy Corp., an unaffiliated utility, which operates certain plants jointly owned with CSPCo, reached a tentative agreement to settle litigation regarding generating plant emissions under the Clean Air Act. Negotiations are continuing in an attempt to reach final settlement terms. Cinergy's settlement could impact the operation of Zimmer Plant and W.C. Beckjord Generating Station Unit 6 (owned 25.4% and 12.5%, respectively, by CSPCo). Until a final settlement is reached, CSPCo will be unable to determine the settlement's impact on its jointly owned facilities and its future earnings and cash flows.

NOx Reductions – Affecting AEP, AEGCo, APCo, CPL, CSPCo, I&M, KPCo, OPCo and SWEPCo

Federal EPA issued a rule (the NOx Rule) requiring substantial reductions in NOx emissions in a number of eastern states, including states in which the AEP System's generating plants are located. The NOx Rule was upheld by the D.C. Circuit Court. The U.S. Supreme Court denied a petition requesting its review of the lower court decision. The compliance date for the NOx Rule is May 31, 2004.

The NOx Rule required states to submit plans to comply with its mandates. Federal EPA ruled that eleven states, including states in which AEGCo's, APCo's, CSPCo's, I&M's, KPCo's and OPCo's generating units are located, failed to submit compliance plans. This ruling means that those states could face stringent sanctions including limits on construction of new sources of air emissions, loss of federal highway funding and possible Federal EPA takeover of state air quality management programs. AEP and other utilities requested the D.C. Circuit Court review this ruling.

Federal EPA also adopted a revised rule (the Section 126 Rule) granting petitions filed by certain northeastern states under the Clean Air Act. The rule imposes emissions reduction requirements comparable to the NOx Rule beginning May 1, 2003, for most of AEP's coal-fired generating units. After review, the D.C. Circuit Court upheld the Section 126 Rule.

The D.C. Circuit Court instructed Federal EPA for both the NOx Rule and the Section 126 Rule to justify methods used to allocate allowances and project growth. AEP and other utilities requested the D.C. Circuit Court vacate the Section 126 Rule or suspend its May 2003 compliance date. They also asked the D.C. Circuit Court to retain jurisdiction until Federal EPA complied with the Court's instructions.

The Texas Natural Resource Conservation Commission adopted rules requiring significant reductions in NOx emissions from utility sources, including those owned by CPL and SWEPCo. The compliance date is May 2003 for CPL and May 2005 for SWEPCo.

In May 2001 selective catalytic reduction (SCR) technology to reduce NOx emissions on OPCo's Gavin Plant began operation. Construction of SCR technology on Amos Plant Unit 3, which is jointly owned by OPCo and APCo, and APCo's Mountaineer Plant began in 2001. The Amos and Mountaineer projects (expected to be completed in 2002) are estimated to cost a total of $230 million ($145 million for APCo and $85 million for OPCo). Construction of SCR technology on KPCo's Big Sandy Plant Unit 2 is scheduled for completion in May 2003 at an estimated cost of $107 million.

Preliminary estimates indicate that compliance for the AEP System with the NOx Rule, the Texas Natural Resource Conservation Commission rule and the Section 126 Rule could result in required capital expenditures totaling approximately $1.6 billion. Estimated compliance costs by registrant subsidiaries are as follows:

	(in millions)
AEGCo	$125
APCo	365
CPL	57
CSPCo	106
I&M	202
KPCo	140
OPCo	606
SWEPCo	28

Since compliance costs cannot be estimated with certainty, the actual cost to comply could be significantly different than the preliminary estimates depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless any capital and operating costs for additional pollution control equipment are recovered from customers, they will have an adverse effect on future results of operations, cash flows and possibly financial condition.

Other

AEP and its subsidiary registrants continue to be involved in certain other matters discussed in the 2000 Annual Report.

REGISTRANTS' COMBINED MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION, CONTINGENCIES AND OTHER MATTERS

This is our combined presentation of management's discussion and analysis of financial condition, contingencies and other matters related to AEP and our subsidiary registrants. Management's discussion and analysis of results of operations for the three and six month periods ended June 30, 2001 is presented with each registrants' financial statements elsewhere in this document.

FINANCIAL CONDITION

Financing Activity

On May 10, 2001, AEP issued $1.25 billion of debt consisting of $1 billion of senior notes and $250 million of putable callable notes. The interest rate on the senior notes (due May 2006) is 6.125%. Additionally, AEP entered into an interest rate swap for a portion of the proceeds, which effectively converts a portion of this interest rate into LIBOR based floating rate through 2006. The putable callable notes (Series B notes) have a fixed interest rate of 5.5% until May 2003. At that date the Series B notes may be subject to call by a third party for purchase and remarketing, in which case the maturity would extend until May 2013. If the Series B notes are not called for remarketing, they will be redeemed.

On May 24, 2001, AEP renewed its existing $2.5 billion 364-day revolving credit facility. AEP renews this facility annually and uses it, together with an existing $1 billion 5-year revolving credit which matures May 30, 2005 as a backstop for AEP's commercial paper program.

On May 30, 2001, AEP Credit ceased to issue commercial paper and allowed its $2 billion unsecured revolving credit facility to mature. A $1.5 billion 364-day note purchase agreement, which closed on May 30, 2001, replaced Credit's funding needs. Bank-sponsored conduits are funding this facility.

Acquisitions

We continue to pursue a strategy of aligning assets with our wholesale business model. The strategy is to selectively purchase assets which enhance information flow from energy markets and support our trading and marketing activity. The June 2001 purchase of Houston Pipe Line Company (HPL) complements our existing Louisiana natural gas assets and will contribute to continued growth in natural gas marketing and trading. The HPL acquisition includes 4,200 miles of pipeline with capacity of approximately 2.4 billion cubic feet per day (Bcf/d), the operation of the Bammel Storage Facility, one of the largest storage facilities in North America with a capacity of approximately 118 billion cubic feet, and certain gas marketing contracts.

We used short-term borrowings of $727 million for the interim financing of this acquisition. In the third quarter, we plan to replace this short-term borrowing with long-term financing through a limited liability company. The limited liability company expects to sell a non-controlling, preferred interest to a third party for $750 million. The preferred interest will receive a preferred return equal to an adjusted floating reference rate. The results of operations, cash flows and financial position of the limited liability company will be consolidated with AEP and treated as minority interests.

We announced our plan to acquire the MEMCO Barge Line. This acquisition will continue our growth strategy to create value at various points along the energy chain. With the addition of MEMCO, we will triple the size of our barge fleet and become a full-service carrier throughout the U.S. inland waterways. We expect this acquisition to add to both earnings and meaningful operational insight into the fuel transportation portion of our business.

Total consolidated plant and property additions including capital leases for the year-to-date period were $865 million. The following table shows the additions by certain subsidiary registrants:

Company	Amount
	(in millions)
APCo	$108
CPL	110
I&M	41
OPCo	151
SWEPCo	96

Corporate Separation

On July 24, 2001, we filed an application with the FERC requesting approval of proposed transactions necessary to complete a restructuring of our regulated and unregulated operations. These transactions will enable us to implement our plans for corporate separation and allow us to meet the requirements of Texas and Ohio restructuring legislation. As part of the filed plan, AEP intends to transfer the generation assets from the integrated business for Ohio and Texas operating companies, which includes CSPCo, OPCo, CPL and WTU, to unregulated companies. The filed plan also proposes amendments of the power pooling agreements that affects all operating companies. Only those operating companies that continue to exist as integrated utilities would be included in the amended power pooling agreements, which would govern energy exchanges among members and off system purchases and sales. In order to execute this separation, we anticipate retiring first mortgage bonds at CSPCo, OPCo, CPL and WTU using various methods including:

- call provisions for bonds that have an optional redemption
- open market purchases
- exchange offers
- tender offers
- defeasance

To date, we have not made decisions relating to securities other than first mortgage bonds.

OTHER MATTERS

Industry Restructuring

As discussed in our 2000 Annual Report, seven of our eleven state retail jurisdictions enacted restructuring legislation. The legislation provides for a transition from cost-based regulation of bundled electric service to unbundled customer choice and market pricing for the generation of electricity.

Ohio Restructuring – Affecting AEP, CSPCo and OPCo

Effective January 1, 2001, customer choice of electricity supplier began under the Ohio Act. The PUCO approved alternative suppliers (many of whom remain inactive) to compete for CSPCo's and OPCo's customers. CSPCo and OPCo continue to serve virtually all customers.

In accordance with the Ohio Act, CSPCo and OPCo implemented rate reductions of 5% for the generation portion of residential rates effective January 1, 2001. Retail rates, including fuel, will remain frozen until December 31, 2005 or the PUCO determines that a competitive market exists.

On January 16, 2001, Shell Energy Services Company filed a Notice of Appeal with the Ohio Supreme Court challenging PUCO's approval of our transition settlement agreement including recovery of regulatory assets. Management is unable to predict the outcome of this litigation. The resolution of this matter could negatively impact our future results of operations and cash flows.

Virginia Restructuring – Affecting AEP and APCo

In accordance with its restructuring law, the Virginia jurisdiction will begin a transition to choice of electricity supplier for retail customers on January 1, 2002. The Virginia restructuring law requires filings to be made that outline the functional separation of generation from transmission and distribution and a rate unbundling plan. APCo filed its separation plan and rate unbundling plan with the Virginia SCC. Hearings are scheduled for October 2001. Presently, capped rates are sufficient to recover generation-related regulatory assets. We are unable to predict if the outcome of the hearings will result in the ability to recover generation-related regulatory assets.

Arkansas Restructuring – Affecting AEP and SWEPCo

In 1999 Arkansas enacted legislation to restructure its electric utility industry. In February 2001 the Arkansas General Assembly passed legislation that was signed into law by the Governor to delay restructuring. The legislation extended the date for the start of retail electric competition to October 1, 2003 and provided the Arkansas Commission with the authority to delay that date for up to two additional years.

Texas Restructuring – Affecting AEP, CPL, SWEPCo and WTU

Texas Restructuring Legislation gives customers the opportunity to choose their electric provider and eliminates the fuel clause reconciliation process beginning January 1, 2002. A 2004 true-up proceeding will determine the amount of stranded costs including the final fuel recovery, net regulatory asset recovery, excess earnings offsets and other issues.

As discussed in our 2000 Annual Report, the method used to determine initial stranded costs to be recovered beginning on January 1, 2002 is still subject to challenge. In March 2000 CPL submitted a $1.1 billion estimate of stranded costs. After hearing on the submission, the PUCT issued in February 2001 an interim decision determining an initial amount of stranded costs for CPL of negative $580 million. In April 2001 the PUCT ruled that its current estimate of CPL's stranded costs was negative $615 million. We disagree with the ruling and have requested a rehearing.

In April 2001 the PUCT issued an order requiring CPL to reduce future distribution rates by $54.8 million over a five-year period in order to return estimated excess earnings for 1999, 2000 and 2001. The Texas Restructuring Legislation intended that excess earnings reduce stranded costs. Final stranded cost amounts and the treatment of excess earnings will be determined in the 2004 true-up proceeding. Currently the PUCT estimates that CPL will have no stranded costs and has ordered the rate reduction to return excess earnings. We believe that CPL will have stranded costs in 2004, and that the current treatment of excess earnings will be amended at that time. CPL expensed excess earnings amounts in 1999, 2000 and 2001. Consequently, the April order has no effect on reported net income.

As discussed in Note 7 of our 2000 Annual Report, the PUCT authorized the issuance of up to $797 million of bonds to securitize certain of CPL's regulatory assets. The PUCT's order that authorized the securization was appealed to the Supreme Court of Texas. On June 6, 2001, the Supreme Court upheld the PUCT's securitization order. The plantiffs have requested a rehearing. We expect the court to dismiss this request. We plan to issue the securitization bonds prior to January 1, 2002.

On August 3, 2001, the Staff of the PUCT filed a Petition seeking a determination of whether electric operations in the SPP are ready for competition. This Petition affects SWEPCo and part of WTU. Under the Texas Restructuring Legislation, the PUCT can delay the start of competition if the market and its participants are not prepared for competition. Under the law, certain situations indicate this lack of preparedness, and in Staff's opinion, those indicators are present for the SPP area. The Petition seeks an expedited process to achieve a final PUCT determination by November 1, 2001. We are evaluating the ramifications of a potential delay in the January 1, 2002 start date of competition for SWEPCo's and WTU's Texas operations in the SPP.

A Texas settlement agreement in connection with our merger with CSW permits CPL to apply up to $20 million of previously identified STP ECOM plant assets a year in 2000 and 2001 to reduce any excess earnings. STP ECOM plant assets will be depreciated in accordance with GAAP, on a systematic and rational basis. To the extent excess earnings exceed $20 million in 2001, CPL will establish a regulatory liability or reduce regulatory assets by a charge to earnings.

In the event CPL, SWEPCo, and WTU are unable, after the 2004 true-up proceeding, to recover their generation-related regulatory assets, unrecovered fuel balances, stranded costs and other restructuring related costs, it could have a material adverse effect on results of operations, cash flows and possibly financial condition.

Michigan Restructuring – Affecting AEP and I&M

As discussed in the 2000 Annual Report, the Michigan Legislation gave the MPSC broad powers to implement customer choice. In compliance with MPSC orders, on June 5, 2001, I&M filed its proposed unbundled rates, open access tariffs and terms of service. MPSC action on the filing is expected in 2001 with competition commencing on January 1, 2002.

We do not expect to incur material tangible asset impairments or regulatory asset write-offs. If we are not permitted to recover all or a portion of our generation-related regulatory assets, unrecorded decommissioning obligation, stranded costs and other implementation costs, it could have a material adverse effect on our results of operations, cash flows and possibly financial condition.

Oklahoma Restructuring – Affecting AEP and PSO

In June 2001 the Oklahoma Governor signed into law a bill that delayed retail electric competition indefinitely. Under previously approved legislation, the start date for Oklahoma customer choice had been July 1, 2002.

Litigation

Shareholders' Litigation – Affecting AEP

In 2000 five complaints were filed against us seeking unspecified compensatory damages for alleged violations of federal securities laws (see Note 8). We believe these shareholder complaints are without merit and intend to continue to oppose them. The outcome of this litigation or its impact on our results of operations, cash flows or financial condition cannot be predicted.

Municipal Franchise Fee Litigation – Affecting AEP and CPL

We have been involved in litigation regarding municipal franchise fees in Texas as a result of a class action suit filed by the City of San Juan, Texas in 1996. The City of San Juan claims CPL underpaid municipal franchise fees and seeks damage of up to $300 million plus attorney's fees. CPL filed a counterclaim for overpayment of franchise fees.

The litigation moved procedurally through the Texas Court System and was sent to mediation without resolution. CPL notified the cities it serves of the pending class action suit. If a final decision determines an underpayment of franchise fees, CPL has pledged to extend that final decision to cities who declined to participate in the suit. The court ruled that the class of plaintiffs would consist of approximately 30 cities and set a trial date for October 2001.

We believe that we have substantial defenses against the cities' claims and plan to pursue our counterclaims. However, we cannot predict the outcome of this litigation or its impact on our results of operations, cash flows or financial condition.

Lignite Mining Agreement Litigation – Affecting AEP and SWEPCo

In May 2001 SWEPCo settled ongoing litigation concerning lignite mining in Louisiana. As discussed in Note 8 of the 2000 Annual Report, SWEPCo has been involved in litigation concerning the mining of lignite from jointly owned lignite reserves. SWEPCo and CLECO are joint owners of Dolet Hills Power Station Unit 1 and own lignite reserves in the Dolet Hills area of northwestern Louisiana. In 1982 SWEPCo and CLECO entered into a lignite mining agreement with DHMV, a partnership for the mining and delivery of lignite from these reserves. Since 1997 SWEPCo and CLECO have been involved in litigation with DHMV and its partners. In 2000 the parties agreed to settle the litigation. As part of the settlement, SWEPCo purchased DHMV's interest in the mining assets and mining rights for $86 million and assumed the related obligations for mine reclamation (See Note 3). The settlement agreement gives CLECO the option to acquire up to a 50% interest in the mining assets.

Federal EPA Complaint and Notice of Violation – Affecting AEP, APCo, I&M, and OPCo

As discussed in our 2000 Annual Report, Federal EPA and a number of states alleged that AEP, APCo, CSPCo, I&M, and OPCo modified certain generating units in violation of the Clean Air Act. The Federal EPA filed complaints against the companies in U.S. District Court for the Southern District of Ohio in 1999. A separate lawsuit initiated by certain special interest groups was consolidated with the Federal EPA case. The alleged modification of the generating units occurred over a 20 year period.

Under the Clean Air Act, if a plant undertakes a major modification that directly results in an emissions increase, permitting requirements might be triggered and the plant may be required to install additional pollution control technology. This requirement does not apply to activities such as routine maintenance, replacement of degraded equipment or failed components, or other repairs needed for the reliable, safe and efficient operation of the plant. The Clean Air Act authorizes civil penalties of up to $27,500 per day per violation at each generating unit ($25,000 per day prior to January 30, 1997).

In March 2001 the District Court ruled claims for civil penalties based on activities that occurred more than five years before the filing date of the complaints, cannot be imposed. There is no time limit on claims for injunctive relief.

In February 2001 the plaintiffs requested a determination that four projects undertaken on units at Sporn, Cardinal and Clinch River plants do not constitute "routine maintenance, repair and replacement" as used in the Clean Air Act. Our request to allow time for additional discovery before responding to the plaintiffs' action was granted. We believe our maintenance, repair and replacement activities were in conformity with the Clean Air Act and intend to vigorously pursue our defense.

If we do not prevail, any capital and operating costs of additional pollution control equipment that may be required as well as any penalties imposed would adversely affect future results of operations, cash flows and possibly financial condition.

In December 2000 Cinergy Corp., an unaffiliated utility, which operates certain plants jointly owned by CSPCo, reached a tentative agreement to settle litigation regarding generating plant emissions under the Clean Air Act. Negotiations are continuing in an attempt to reach final settlement terms. Cinergy's settlement could impact the operation of Zimmer Plant and W.C. Beckjord Generating Station Unit 6 (owned 25.4% and 12.5%, respectively, by CSPCo). Until a final settlement is reached, CSPCo will be unable to determine the settlement's impact on its jointly owned facilities and its future earnings and cash flows.

NOx Reductions – Affecting AEP, APCo, CPL, I&M, OPCo and SWEPCo

Federal EPA issued a rule (the NOx Rule) requiring substantial reductions in NOx emissions in a number of eastern states, including certain states in which the AEP System's generating plants are located. The NOx Rule was upheld by the D.C. Circuit Court. The U.S. Supreme Court denied a petition requesting its review of the lower court decision. The compliance date for the NOx Rule is May 31, 2004.

The NOx Rule required states to submit plans to comply with its mandates. Federal EPA ruled that eleven states, including states in which APCo's, I&M's and OPCo's generating units are located, failed to submit compliance plans. This ruling means that those states could face stringent sanctions including limits on construction of new sources of air emissions, loss of federal highway funding and possible Federal EPA takeover of state air quality management programs. AEP and other utilities requested the D.C. Circuit Court review this ruling.

Federal EPA also adopted a revised rule (the Section 126 Rule) granting petitions filed by certain northeastern states under the Clean Air Act. The rule imposes emissions reduction requirements comparable to the NOx Rule beginning May 1, 2003, for most of our coal-fired generating units. After review, the D.C. Circuit Court upheld the Section 126 Rule.

The D.C. Circuit Court instructed Federal EPA for both the NOx Rule and the Section 126 Rule to justify methods used to allocate allowances and project growth. AEP and other utilities requested the D.C. Circuit Court vacate the Section 126 Rule or suspend its May 2003 compliance date. They also asked the D.C. Circuit Court to retain jurisdiction until Federal EPA complied with the Court's instructions.

The Texas Natural Resource Conservation Commission adopted rules requiring significant reductions in NOx emissions from utility sources, including those owned by CPL and SWEPCo. The compliance date is May 2003 for CPL and May 2005 for SWEPCo.

In May 2001 selective catalytic reduction (SCR) technology to reduce NOx emissions on OPCo's Gavin Plant began operation. Construction of SCR technology on Amos Plant Unit 3, which is jointly owned by OPCo and APCo, and APCo's Mountaineer Plant began in 2001. The Amos and Mountaineer projects (expected to be completed in 2002) are estimated to cost a total of $230 million ($145 million for APCo and $85 million for OPCo). Construction of SCR technology on KPCo's Big Sandy Plant Unit 2 is scheduled for completion in May 2003 at an estimated cost of $107 million.

Preliminary estimates indicate that our compliance with the NOx Rule, the Texas Natural Resource Conservation Commission rule and the Section 126 Rule could result in required capital expenditures totaling approximately $1.6 billion.

The following table shows the estimated compliance cost for certain of AEP's subsidiary registrants.

Company	Amount
	(in millions)
APCo	$365
CPL	57
I&M	202
OPCo	606
SWEPCo	28

Since compliance costs cannot be estimated with certainty, the actual cost to comply could be significantly different than the preliminary estimates depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless any capital or operating costs for additional pollution control equipment are recovered from customers, they will have an adverse effect on future results of operations, cash flows and possibly financial condition.

New Accounting Standards

FASB's Derivative Implementation Group (DIG) Guidance for SFAS 133 "Accounting for Derivative Instruments and Hedging Activities"

DIG guidance for fuel supply (for example, coal and gas) and electricity contracts becomes effective in the third quarter. DIG guidance concluded that fuel supply contracts with volumetric optionality cannot qualify as a normal purchase or sale and provided guidance for determining when electricity contracts can qualify as a normal purchase or sale.

Predominantly all of AEP's contracts for coal, gas and electricity which are recorded on a settlement basis do not meet the criteria of a financial derivative instrument and are thereby exempt from DIG guidance described above. The few contracts that qualify as financial derivative instruments are not expected to materially affect AEP's results of operations, cash flows or financial condition.

SFAS 141 and SFAS 142

In July 2001 the FASB issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill And Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used to account for all business combinations entered into after June 30, 2001. SFAS 142 requires that goodwill and other intangible assets with indefinite lives be tested for impairment annually and not be subjected to amortization. The provisions of SFAS 142 will apply to us beginning January 1, 2002. The amortization of goodwill reduced our net income by $23 million for the six months ended June 30, 2001. We have not quantified the impact of adopting other provisions of these standards.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ON RISK

RISK MANAGEMENT

AEP and its registrant subsidiaries are subject to risks in their day to day operations. The risks and correlating strategies are:

Risk	Description	Strategy
Market Risk	Volatility in commodity prices	Trading and hedging
Interest Rate Risk	Changes in Interest rates	Hedging
Foreign Exchange Risk	Fluctuations in foreign currency rates	Hedging
Credit Risk	Non-performance on contracts with counter parties	Guarantees, Collateral

AEP's strategies of trading, hedging and credit risk management to mitigate various risks have not materially changed since December 31, 2000.

Commodity Price Risk

We employ physical forward purchase and sale contracts, exchange futures and options, over-the-counter options, swaps, and other derivative contracts to offset market risk. AEP's internationally based electric distribution utilities hedge market risk through forward commodity contracts.

Interest Rate Risk

Fair value and cash flow hedge contracts mitigate changes in interest rates on short and long-term debt of AEP, KPCo, and I&M. CitiPower uses interest rate swaps for the same purpose.

Foreign Exchange Risk

AEP, KPCo, and OPCo employ cash flow forward hedge contracts to lock-in prices on purchased assets denominated in foreign currencies. International subsidiaries use currency swaps to hedge fluctuations in debt transactions. We do not hedge all foreign currency exposure.

Credit Risk

AEP limits credit risk by accepting primarily investment grade counter parties. We also require cash deposits, letters of credit and affiliate guarantees as collateral from certain counter parties in case of adverse market conditions.

QUANTITATIVE MARKET RISK

We employ policies and procedures to identify, assess and manage market risk exposure. One procedure is the risk measurement model Value at Risk (VaR). VaR is used daily to measure and monitor trading risk. VaR operates on the variance – covariance method using historical prices to estimate volatility and correlation and assumes a 95% confidence level and a one-day holding period.

The following table represents the high, average and low VaRs for AEP's electric and gas trading activities and electric trading for its registrant subsidiaries.

VaR for AEP and Registrant Subsidiaries:

	Six Months Ended June 30, 2001			Year Ending December 31, 2000		
	High	Average	Low	High	Average	Low
	(in millions)			(in millions)		
AEP	$25	$14	$6	$32	$10	$1
APCo	6	2	1	6	2	–
CPL	1	–	–	4	1	–
CSPCo	3	1	–	3	1	–
I&M	4	1	–	4	1	–
KPCo	1	1	–	1	–	–
OPCo	5	2	1	5	2	–
PSO	1	–	–	3	1	–
SWEPCo	1	–	–	4	1	–
WTU	–	–	–	1	–	–

Near term changes in commodity prices are not expected to materially affect our results of operations, cash flows and financial conditions.

PART II. OTHER INFORMATION

Item 1. <u>Legal Proceedings</u>.

AEP

On May 15, 2001, the Louisiana Department of Environmental Quality issued a Compliance Order and Notice of Potential Penalty to LIG's Plaquemine Gas Processing Plant alleging violations of regulations and finding certain deficiencies with respect to the Risk Management Plan developed for the plant.

Reference is made to pages 28 and 29 of the Annual Report on Form 10-K for the year ended December 31, 2000 for a discussion of hazardous air pollutants. On July 26, 2001, upon motion by Federal EPA, the U.S. Court of Appeals for the District of Columbia Circuit dismissed the petition for review filed by utility industry groups in February 2001 relating to Federal EPA's action classifying coal-fired electric generating units as "major sources" of hazardous air pollutants.

AEP and SWEPCo

On May 22, 2001, Federal EPA, Region 6, issued Findings of Violation and an Order for Compliance to SWEPCo's Wilkes Power Plant alleging violations of waste water discharge permit limits and directing SWEPCo to undertake corrective action.

Item 4. <u>Submission of Matters to a Vote of Security Holders</u>.

AEP

The annual meeting of shareholders was held in Corpus Christi, Texas on April 25, 2001. The holders of shares entitled to vote at the meeting or their proxies cast votes at the meeting with respect to the following two matters, as indicated below:

1. Election of fourteen directors to hold office until the next annual meeting and until their successors are duly elected. Each nominee for director received the votes of shareholders as follows:

Nominee	Number of Shares Voted For	Number of Votes Withheld
E. R. Brooks	262,469,347	3,811,294
Donald M. Carlton	262,727,287	3,553,354
John P. DesBarres	262,695,391	3,585,250
E. Linn Draper, Jr.	262,682,299	3,598,342
Robert W. Fri	262,558,070	3,722,571
William R. Howell	215,949,995	50,330,646
Lester A. Hudson, Jr.	262,626,424	3,654,217
Leonard J. Kujawa	262,546,000	3,734,641
James L. Powell	257,694,138	8,586,503
Richard L. Sandor	262,658,024	3,622,617
Thomas V. Shockley, III	262,622,071	3,658,570
Donald G. Smith	262,633,432	3,647,209
Linda Gillespie Stuntz	262,613,798	3,666,843
Kathryn D. Sullivan	262,429,116	3,851,525

2. Approve the appointment by the Board of Directors of Deloitte & Touche LLP as independent auditors of AEP for the year 2001. The proposal was approved by a vote of the shareholders as follows:

```
Votes FOR                    262,196,889
Votes AGAINST                  2,151,465
Votes ABSTAINED                1,932,287
Broker NON-VOTES*                      0
```

       *A non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

APCo

    The annual meeting of stockholders was held on April 24, 2001 at 1 Riverside Plaza, Columbus, Ohio. At the meeting, 13,499,500 votes were cast FOR each of the following seven persons for election as directors and there were no votes withheld and such persons were elected directors to hold office for one year or until their successors are elected and qualify:

E. Linn Draper, Jr.	Thomas V. Shockley, III
Henry W. Fayne	Susan Tomasky
William J. Lhota	J. H. Vipperman
Armando A. Pena	

    No other business was transacted at the meeting.

CPL

    Pursuant to action by written consent in lieu of an annual meeting of the sole shareholder dated April 12, 2001, the following seven persons were elected directors to hold office for one year or until their successors are elected and qualify:

E. Linn Draper, Jr.	Thomas V. Shockley III
Henry W. Fayne	Susan Tomasky
William J. Lhota	J. H. Vipperman
Armando A. Pena	

I&M

    Pursuant to action by written consent in lieu of an annual meeting of the sole shareholder dated April 24, 2001, the following thirteen persons were elected directors to hold office for one year or until their successors are elected and qualify:

Karl G. Boyd	Thomas V. Shockley, III
E. Linn Draper, Jr.	Jackie S. Siefker
Henry W. Fayne	David B. Synowiec
Marc E. Lewis	Susan Tomasky
William J. Lhota	J. H. Vipperman
Susanne M. Moorman	W. E. Walters
John R. Sampson	

OPCo

    The annual meeting of shareholders was held on May 1, 2001 at 1 Riverside Plaza, Columbus, Ohio. At the meeting, 27,952,473 votes were cast FOR each of the following seven persons for election as directors and there were no votes withheld and such persons were elected directors to hold office for one year or until their successors are elected and qualify:

```
            E. Linn Draper, Jr.        Thomas V. Shockley, III
            Henry W. Fayne             Susan Tomasky
            William J. Lhota           J. H. Vipperman
            Armando A. Pena
```

No other business was transacted at the meeting.

SWEPCo

Pursuant to action by written consent in lieu of an annual meeting of
the sole shareholder dated April 11, 2001, the following seven persons were
elected directors to hold office for one year or until their successors are
elected and qualify:

```
            E. Linn Draper, Jr.        Thomas V. Shockley III
            Henry W. Fayne             Susan Tomasky
            William J. Lhota           J. H. Vipperman
            Armando A. Pena
```

Item 5. Other Information.

AEP and APCo

Reference is made to pages 17 and 18 of the Annual Report on Form 10-K
for the year ended December 31, 2000 for a discussion of APCo's proposed
transmission facilities. On May 31, 2001, the Virginia SCC issued an order
approving the Wyoming-Jacksons Ferry Project. On August 6, 2001, the U.S.
Forest Service published in the *Federal Register* a Notice of Intent to
prepare a Supplemental Draft Environmental Impact Statement (SDEIS). The
Forest Service has scheduled three public meetings in August 2001 in the
Virginia area to be crossed by the route to Jacksons Ferry. The Forest
Service expects to file the SDEIS with Federal EPA for public review by
April 2002. Following public comment, the Forest Service expects to file
the final EIS with Federal EPA in October 2002 and then issue a Record of
Decision.

Item 6. Exhibits and Reports on Form 8-K.

(a) Exhibits:

AEP, APCo, CPL, CSPCo, I&M, KPCo, OPCo, PSO, SWEPCo and WTU

   Exhibit 12 - Computation of Consolidated Ratio of Earnings to Fixed Charges.

(b) Reports on Form 8-K:

Companies Reporting	Date of Report	Item Reported
AEP	April 24, 2001	Item 7. Financial Statements and Exhibits
AEP	May 3, 2001	Item 7. Financial Statements and Exhibits

   AEGCo, APCo, CPL, CSPCo, I&M, KPCo, OPCo, PSO, SWEPCo and WTU

No reports on Form 8-K were filed during the quarter ended June 30, 2001.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized. The signatures for each undersigned company shall be deemed to relate only to matters having reference to such company and any subsidiaries thereof.

AMERICAN ELECTRIC POWER COMPANY, INC.

By: /s/Armando A. Pena   By: /s/Joseph M. Buonaiuto
      Armando A. Pena   Joseph M. Buonaiuto
      Treasurer   Controller and Chief Accounting Officer

AEP GENERATING COMPANY
APPALACHIAN POWER COMPANY
CENTRAL POWER AND LIGHT COMPANY
COLUMBUS SOUTHERN POWER COMPANY
INDIANA MICHIGAN POWER COMPANY
KENTUCKY POWER COMPANY
OHIO POWER COMPANY
PUBLIC SERVICE COMPANY OF OKLAHOMA
SOUTHWESTERN ELECTRIC POWER COMPANY
WEST TEXAS UTILITIES COMPANY

By: /s/Armando A. Pena   By: /s/Joseph M. Buonaiuto
      Armando A. Pena   Joseph M. Buonaiuto
      Treasurer   Controller and Chief Accounting Officer

Date: August 10, 2001